SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2004

Woori Finance Holdings Co., Ltd.

(Translation of Registrant’s name into English)

203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea 100-792

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Summary of 2004 3Q Business Report

VIII. Related Party Transactions			52

1.	Transactions with Affiliated Parties		52
	a.	Transactions of Provisional Payments and Loans (including secured loans)	52
	b.	Payment Transactions	53
	c.	Real-Estate Transactions (including rent activities)	53

I.	Company Overview

1.	Purpose of Company

a.	Scope of Business

Acquisition/ownership of shares in companies, which are engaged in financial services or are closely related to financial services and the governance and/or management of such companies

(1)	Corporate Management

1.	Setting management targets for subsidiaries and approving subsidiary business plans of subsidiaries

2.	Evaluation of subsidiary business performance and establishment of compensation levels

3.	Formulation of corporate governance structures of subsidiaries

4.	Inspection of operational and asset status of subsidiaries

5.	Activities complementary to aforementioned business activities from number 1 to 4

(2)	Corporate Management Support Activities

1.	Funding of Affiliates (in this provision and hereinafter, includes direct and indirect subsidiaries)

2.	Capital investment in subsidiaries or procurement of funds for funding of Affiliates

3.	Development and sale of products jointly with Affiliates and administrative support for joint use of facilities and computer systems with Affiliates

4.	Activities ancillary to the activities in the above items, for which the authorization, permission or approval is not required under the relevant laws and regulations

(3)	All businesses or activities directly or indirectly related to the businesses listed above

b.	Scope of Business of Subsidiaries

(1)	Woori Bank

1.	Primary Businesses

- Banking business activities

- Ancillary business activities

2.	Supplementary Businesses

- Trust business activities

- Credit card business activities

- Other authorized business activities

(2)	Kyongnam Bank

1.	Primary Businesses

- Banking business activities

- Ancillary business activities

2.	Supplementary Businesses

- Trust business activities

- Credit card business activities

- Other authorized business activities

(3)	Kwangju Bank

1.	Primary Businesses

- Banking business activities

- Ancillary business activities

2.	Supplementary Businesses

- Trust business activities

- Credit card business activities

- Other authorized business activities

(4)	Woori Securities

1)	Securities dealing

2)	Consignment sales of securities

3)	Brokering of securities transactions and/or proxy transactions

4)	Brokering of securities in domestic securities markets and overseas markets

5)	Underwriting securities

6)	Offering of securities

7)	Conscription for securities sales

8)	Securities saving services

9)	Overseas securities trading

10)	Securities secured loans and securities lending

11)	Credit services related to securities trading

12)	Securities and shareholdings valuation

13)	Securities safekeeping

14)	Trading and brokering of marketable certificate of deposits

15)	Agent services for foreigners

16)	Payment guarantee for corporate bond principal and interest

17)	Trustee services for bond offerings

18)	M&A mediation and brokering

19)	Public offering related deposit agent services

20)	Foreign exchange services

21)	Domestic consignment sales of foreign investment trust securities

22)	Bill discounts and trading

23)	Bill brokering

24)	Corporate management and restructuring, financial advisory

25)	Real estate leasing

26)	Lending of securities to institutional investors

27)	Lottery and ticket sales

28)	Training related to securities operations

29)	Publishing books and other publications

30)	Leasing and sales of IT systems and software related to securities

31)	Customer investment funds related to foreign exchange and foreign currency hedging

32)	Foreign exchange trading, exchange, brokering of lendings and derivatives

33)	Consignment sales of mutual funds

34)	Futures under the Futures Trading Act

35)	Investment advisory, discretionary investment under the Indirect Investment Assets Management Act

36)	Lending of securities, brokering, arranging and agent service

37)	Underwriting, brokering and agent service for securities issued on a private placement basis

38)	Trading, brokering and agent service for loans

39)	Safeguard deposit of securities

40)	Asset management and trustee services for securitization specialty companies under asset securitization regulations

41)	Trading, brokering and agent service for OTC derivatives

42)	Other businesses and activities related to the businesses listed above

(5)	Woori Investment Trust Management

1)	Securities investment trust management

2)	Investment advisory and investment transactions

3)	Futures investment

4)	Call transactions

5)	Purchasing bills

6)	All businesses or activities directly or indirectly related to businesses 1 to 5 mentioned above

(6)	Woori Finance Information System

1)	Development, distribution and management of computer systems

2)	Consulting services in computer implementation and usage

3)	Distribution, mediation and lease of computer systems

4)	Maintenance of computer related equipment

5)	Publish and distribution of IT-related reports and books

6)	Educational services related to computer usage

7)	Research on information technology and training outsourcing

8)	Internet related business

9)	Information communication, telecommunications and information distribution services

10)	Manufacturing and distribution of audio-visual media

11)	Information processing and outsourcing services

12)	All businesses or activities directly or indirectly related to the businesses listed above

(7)	Woori F&I

1)	Undertaking and disposition of ABS, issued primarily to securitize distressed assets through asset securitization, under the Asset Securitization Law

2)	Undertaking and disposition of asset management companies that were initially set up to manage distressed assets, under the Asset securitization Law

3)	All businesses or activities directly or indirectly related to the businesses listed above

(8)	Woori LB Second Asset Securitization Specialty Co., Ltd.

1)	Transfer, management and disposition of all rights related to securities and other assets (hereinafter ‘securitized assets’) of Woori Bank (formerly known as Hanvit Bank) and Kwangju Bank under the Asset Securitization Law

2)	Issue and redemption of securitized assets

3)	Preparing and registering of the asset securitization plan to the Financial Supervisory Service

4)	Consummation of contracts required to execute the asset securitization plan

5)	Provisional borrowing and other similar procedures for ABS redemption

6)	Investment of surplus funds

7)	Other businesses and activities related to the businesses listed above

(9)	Woori LB Third Asset Securitization Specialty Co., Ltd.

1)	Transfer, management and disposition of all rights related to securitized assets of Woori Bank, Kyongnam Bank and Woori Credit Card under the Asset Securitization Law

2)	Issue and redemption of securitized assets

3)	Preparing and registering of the asset securitization plan to the Financial Supervisory Service

4)	Consummation of contracts required to execute the asset securitization plan

5)	Provisional borrowing and other similar procedures for ABS redemption

6)	Investment of surplus funds

7)	Other businesses and activities related to the businesses listed above

2.	History of the Company

a.	Company History

(1)	Background to establishment and major changes

December 23, 2000	Establishment of Financial Holding Company Act

December 30, 2000	KDIC invested public funds of 8.5 trillion won in Hanvit Bank, Peace Bank, Kwangju Bank, Kyongnam Bank and Hanaro Merchant Bank

March 14, 2001	Filed for establishment approval of ‘Woori Finance Holdings’

March 24, 2001	Official approval from the Financial Supervising Service for ‘Woori Finance Holdings’

March 27, 2001	Incorporated as ‘Woori Finance Holdings, Co. Ltd’ (Total Capital: 3.6 trillion won)

April 2, 2001	Official launch of ‘Woori Finance Holdings’

July 16, 2001	Issued bond with warrants

September 29, 2001	Woori Finance Information System incorporated as a subsidiary

December 3, 2001	Woori Asset Management incorporated as a subsidiary

December 3, 2001	Woori First Asset Securitization Specialty Co., Ltd. incorporated as a subsidiary

December 26, 2001	Woori Second Asset Securitization Specialty Co., Ltd. incorporated as a subsidiary

December 31, 2001	Spin-off and merger of Peace Bank; Launch of Woori Credit Card

March 15, 2002	Woori Third Asset Securitization Specialty Co., Ltd. incorporated as a subsidiary

March 29, 2002	Woori Investment Trust Management incorporated as subsidiary

June 11, 2002	Capital increase through public offering (Total capital: 3.8 trillion won)

June 24, 2002	Listed on the Korea Stock Exchange

July 29, 2002	Woori Securities as incorporated as subsidiary

September 5, 2002	Consummated strategic investment agreement with Lehman Brothers with respect to managing distressed assets

December 23, 2002	Purchase and Acquisition contract with credit card division of Kwangju Bank

December 31, 2002	IT outsourcing contract with Kwangju Bank and Kyongnam Bank

March 10, 2003	Integrated IT platform with Kyongnam Bank

August 1, 2003	Woori Merchant Bank merged into Woori Bank

August 15, 2003	Integration of Kwangju Bank IT platform

September 3, 2003	Launching of bancassurance business

September 29, 2003	Listing on New York Stock Exchange

December 11, 2003	Liquidation of Woori LB First Asset Securitization Specialty Co., Ltd.

December 12, 2003	Announcement of merger between Woori Card and Woori Bank

March 30, 2004	Appointment of new management

June 18, 2004	Woori Securities becomes a wholly owned subsidiary

b.	Associated Business Group

(1)	Overview of Business Group

1)	Name of business group : Woori Finance Group

2)	History

December 23, 2000	Establishment of Financial Holding Company Act

December 30, 2000	KDIC invested public funds of 8.5 trllion won in Hanvit Bank, Peace Bank, Kwangju Bank, Kyongnam Bank and Hanaro Merchant Bank

March 14, 2001	Filed for establishment approval of ‘Woori Finance Holdings’

March 24, 2001	Official approval from the Financial Supervising Service for ‘Woori Finance Holdings’

March 27, 2001	Incorporated as ‘Woori Finance Holdings, Co. Ltd’ (Total Capital: 3.6 trillion won)

April 2, 2001	Official launch of ‘Woori Finance Holdings’

July 16, 2001	Issued bond with warrants

September 29, 2001	Woori Finance Information System incorporated as a subsidiary

December 3, 2001	Woori Asset Management incorporated as a subsidiary

December 3, 2001	Woori First Asset Securitization Specialty Co., Ltd. incorporated as a subsidiary

December 26, 2001	Woori Second Asset Securitization Specialty Co., Ltd. incorporated as a subsidiary

December 31, 2001	Spin-off and merger of Peace Bank; Launch of Woori Credit Card

March 15, 2002	Woori Third Asset Securitization Specialty Co., Ltd. incorporated as a subsidiary

March 29, 2002	Woori Investment Trust Management incorporated as subsidiary

June 11, 2002	Capital increase through public offering (Total capital: 3.8 trillion won)

June 24, 2002	Listed on the Korea Stock Exchange

July 29, 2002	Woori Securities as incorporated as subsidiary

September 5, 2002	Consummated strategic investment agreement with Lehman Brothers with respect to managing distressed assets

December 23, 2002	Purchase and Acquisition contract with credit card division of Kwangju Bank

December 31, 2002	IT outsourcing contract with Kwangju Bank and Kyongnam Bank

March 10, 2003	Integrated IT platform with Kyongnam Bank

August 1, 2003	Woori Merchant Bank merged into Woori Bank

August 15, 2003	Integration of Kwangju Bank IT platform

September 3, 2003	Launching of bancassurance business

September 29, 2003	Listing on New York Stock Exchange

December 11, 2003	Liquidation of Woori LB First Asset Securitization Specialty Co., Ltd.

December 12, 2003	Announcement of merger between Woori Card and Woori Bank

March 30, 2004	Appointment of new management

June 18, 2004	Woori Securities becomes a wholly owned subsidiary

(2)	Related companies within Business Group

Type	Name of Company	Controlling Company	Notes
Holding Company	Woori Finance Holdings (*1)	KDIC

1st Tier Subsidiaries	Woori Bank	Woori Finance Holdings	9 companies
Kyongnam Bank
Kwangju Bank
Woori Finance Information System
Woori F & I
Woori Second Asset Securitization Specialty
Woori Third Asset Securitization Specialty
Woori Investment Trust Management, Co.
Woori Securities (*2)

2nd Tier Subsidiaries	Woori Credit Information	Woori Bank	6 companies
Woori America Bank
P.T. Bank Woori Indonesia
Shinwoo Corporate Restructuring Company
	Nexbi Tech	Woori Finance Information System
	Woori CA Asset Management	Woori F&I

(*1)	Listed company on the New York Stock Exchange
(*2)	Listing was cancelled on June 24, 2004 following exchange of stocks between Woori Securities and Woori Finance Holdings

3.	Capital Structure

a.	Change in Capital

(units: won)

Date	Category	Stock Decrease/Increase					Changed Capital	Method	Ratio
		Type	Quantity	Par Value	Issue price
2001.3.27	Establishment	Common	727,458,609	5,000	5,000		3,637,293,045	—	—
2002.5.31	Exercise B/W	Common	165,782	5,000	5,000		3,638,121,955	—	—
2002.6.12	Capital increase w/consideration	Common	36,000,000	5,000	6,800		3,818,121,955	Public Offering	0.0494
2002.6.30	Exercise B/W	Common	1,416,457	5,000	5,000		3,825,204,240	—	—
2002.9.30	Exercise B/W	Common	2,769,413	5,000	5,000		3,839,051,305	—	—
2002.12.31	Exercise B/W	Common	4,536	5,000	5,000		3,839,073,985	—	—
2003.3.31	Exercise B/W	Common	1,122	5,000	5,000		3,839,079,595	—	—
2003.6.30	Exercise B/W	Common	7,688,991	5,000	5,000		3,877,524,550	—	—
2004.6.18	Stock Exchange	Common	8,571,262	5,000	8,902[1]	)	3,920,380,860	Exchange with WooriSec shares on a 1-to-0.55 basis	0.0110

1)	Applied share price when deriving the exchange ratio

b.	Expected Changes in Capital

Unsecured Convertible Bonds can be converted a year after their issuance and, therefore, can bring about changes in capital.

On November 4, 2004 there was a request for conversion of Unsecured C/B Series 6-3 (USD 3,000,000), and therefore increase in capital of 3,331,505,000 won (666,301 shares) is anticipated.

(1)	Unsecured Convertible Bond Series No. 6-1

Item	Information
Date of Issuance	2002.9.27
Total Amount of Issuance	USD 36,000,000
Exercise Period	2003.9.28 ~ 2005.08.27
Exercise Price	7,313 won
Total amount of unexercised bond with warrants	USD 36,000,000
Number of Shares	5,914,180

(2)	Unsecured Convertible Bond Series No. 6-2

Item	Information
Date of Issuance	2002.12.20
Total Amount of Issuance	USD 16,000,000
Exercise Period	2003.12.21 ~ 2005.11.20
Exercise Price	5,588 won
Total amount of unexercised bond with warrants	USD 16,000,000
Number of Shares available for issuance	3,481,173

(3)	Unsecured Convertible Bond Series No. 6-3

Item	Information
Date of Issuance	2003.3.26
Total Amount of Issuance	USD 39,000,000
Exercise Period	2004.3.27 ~ 2006.2.26
Exercise Price	5,380 won
Total amount of unexercised bond with warrants	USD 39,000,000
Number of Shares available for issuance	8,661,914

(4)	Unsecured Convertible Bond Series No. 6-4

Item	Information
Date of Issuance	2003.3.26
Total Amount of Issuance	20 billion won
Exercise Period	2004.3.27 ~ 2006.2.26
Exercise Price	5,380 won
Total amount of unexercised bond with warrants	20 billion won
Number of Shares available for issuance	3,717,472

5)	Unsecured Convertible Bond Series No. 6-5

Item	Information
Date of Issuance	2003.7.10
Total Amount of Issuance	USD 1,000,000
Exercise Period	2004.7.11 ~ 2006.6.10
Exercise Price	7,228 won
Total amount of unexercised bond with warrants	USD 1,000,000
Number of Shares available for issuance	164,429

c.	Convertible Bonds

(units: won, USD, shares)

Item		Unsecured C/B Series 6-1	Unsecured C/B Series 6-2	Unsecured C/B Series 6-3	Unsecured C/B Series 6-4*	Unsecured C/B Series 6-5	Total
Date of Issue		2002.9.27	2002.12.20	2003.3.26	2003.3.26	2003.7.10	—
Total Amount		USD 36,000,000	USD 16,000,000	USD 39,000,000	20 billion won	USD 1,000,000	USD92,000,000 +20 billion won
Allotment Method		Private	Private	Private	Private	Private	—
Conversion Period		2003.9.28~ 2005.8.27	2003.12.21 ~ 2005.11.20	2004.3.27 ~ 2006.2.26	2004.3.27 ~ 2006.2.26	2004.7.11 ~ 2006.6.10	—
Conditions	ratio	100%	100%	100%	100%	100%	—
	price	7,313	5,588	5,380	5,380	7,228	—
Type of Stock when converted		Common	Common	Common	Common	Common	—
Converted Bonds	amount	—	—	—	—	—	—
	shares	—	—	—	—	—	—
Unconverted Stock	amount	USD 36,000,000	USD 16,000,000	USD 39,000,000	20 billion won	USD 1,000,000	—
	shares	5,914,180	3,481,173	8,661,914	3,717,472	164,429	21,939,168
Notes		Maturity: 2005.9.27	Maturity: 2005.12.20	Maturity: 2006.3.26	Maturity : 2006.3.26	Maturity : 2006.7.10	—

*	Units in won, because “dart system” does not convert into USD.

Series 6-1, 6-2, 6-3, 6-5 issuances are in dollars, while series 6-4 is in won

Conversion value is stated in won; the currency rate used in series 6-1 was 1,201.40 won/$, 6-2 was 1,215.80 won/$, 6-3 was 1,194.90 won/$ and 6-5 was 1,188.50 won/$, respectively.

- On November 4, 2004 there was a request for conversion of Unsecured C/B Series 6-3 (USD 3,000,000), and therefore increase in capital of 3,331,505,000 won (666,301 shares) is anticipated.

4.	Total Number of Authorized Shares

a.	Total Number of Authorized Shares

[as of 2004.9.30]

Total Number of shares authorized	Total Number of Issued Stock	Total Number of Unissued Stock
2,400,000,000	784,076,172	1,615,923,828

b.	Information of Issued Shares

[as of 2004.9.30]

[Par Value : 5,000 won]	(units: 1,000 won, shares)

Type		Number of Stock Issued	Face Value	Notes
Registered	Common Stock	784,076,172	3,920,380,860
Total		784,076,172	3,920,380,860

c.	Stock Options

(as of 2004.9.30)	(units: won, shares)

Grant date	Relationship	Grantee	Type of stock	No. of granted options	Exercised options	Exercisable options	Exercise period	Exercise price
2002.12.04	Standing director (Retired)	Byung Chul Yoon	Common	100		100	2005.12.4 ~2008.12.3
2002.12.04	Standing director (Retired)	Kwang Woo Chun	Common	80	—	80	2005.12.4 ~2008.12.3	—
2002.12.04	Standing director (Retired)	Euoo Sung Min	Common	80	—	80	2005.12.4 ~2008.12.3	—
2002.12.04	Non-standing dir. (Retired)	Hwan Kyu Park	Common	40	—	40	2005.12.4 ~2008.12.3	—
2002.12.04	Non-standing dir. (Retired)	Ki Chul Han	Common	30	—	30	2005.12.4 ~2008.12.3	—
2002.12.04	Non-standing dir. (Retired)	Tae Ho Sohn	Common	30	—	30	2005.12.4 ~2008.12.3	—
2002.12.04	Non-standing dir. (Retired)	Won Gihl Sohn	Common	30	—	30	2005.12.4 ~2008.12.3	—
2002.12.04	Standing director (Retired)	Nam Hong Cho	Common	10	—	10	2005.12.4 ~2008.12.3	—
2002.12.04	Standing director (Retired)	Sang Chul Lee	Common	10	—	10	2005.12.4 ~2008.12.3	—
2002.12.04	Standing director (Retired)	Jae Woong Lee	Common	10	—	10	2005.12.4 ~2008.12.3	—
2002.12.04	Standing director (Retired)	Gae Min Lee	Common	10	—	10	2005.12.4 ~2008.12.3	—
2002.12.04	Standing director (Retired)	Hae-Seok Suh	Common	10	—	10	2005.12.4 ~2008.12.3	—
2002.12.04	Director of related company (R)	Duk Hoon Lee	Common	80	—	80	2005.12.4 ~2008.12.3	—
2002.12.04	Director of related company	Jong Wook Kiim	Common	45	—	45	2005.12.4 ~2008.12.3	—
2002.12.04	Director of related company(R)	Jin Kyu Park	Common	45	—	45	2005.12.4 ~2008.12.3	—
2002.12.04	Director of related company(R)	Jong Ku Min	Common	30	—	30	2005.12.4 ~2008.12.3	—
2002.12.04	Director of related company	Jong Hwee Lee	Common	30	—	30	2005.12.4 ~2008.12.3	—
2002.12.04	Director of related company(R)	Dong Myun Suh	Common	30	—	30	2005.12.4 ~2008.12.3	—
2002.12.04	Director of related company(R)	Ki Shin Kim	Common	30	—	30	2005.12.4 ~2008.12.3	—
2002.12.04	Director of related company(R)	Young Seok Kim	Common	30	—	30	2005.12.4 ~2008.12.3	—
2002.12.04	Director of related company(R)	Byung Kil Choi	Common	30	—	30	2005.12.4 ~2008.12.3	—
2002.12.04	Director of related company(R)	Young Ho Park	Common	30	—	30	2005.12.4 ~2008.12.3	—

Grant date	Relationship	Grantee	Type of stock	No. of granted options	Exercised options	Exercisable options	Exercise period	Exercise price
2002.12.04	Director of related company	Tae Woong Chung	Common	30	—	30	2005.12.4 ~2008.12.3	—
2002.12.04	Director of related company(R)	Dong Chan Bae	Common	30	—	30	2005.12.4 ~2008.12.3	—
2002.12.04	Director of related company(R)	Dae Hwan Kim	Common	10	—	10	2005.12.4 ~2008.12.3	—
2002.12.04	Director of related company	Young Ha Kim	Common	10	—	10	2005.12.4 ~2008.12.3	—
2002.12.04	Director of related company	Young Yong Kim	Common	10	—	10	2005.12.4 ~2008.12.3	—
2002.12.04	Director of related company	Taik Su Han	Common	10	—	10	2005.12.4 ~2008.12.3	—
2002.12.04	Director of related company(R)	Sang Im Park	Common	10	—	10	2005.12.4 ~2008.12.3	—
2002.12.04	Director of related company(R)	Joon Ho Hahm	Common	10	—	10	2005.12.4 ~2008.12.3	—
2002.12.04	Director of related company(R)	Joon Ho Lee	Common	30	—	30	2005.12.4 ~2008.12.3	—
2002.12.04	Director of related company(R)	Joo Sun Yeom	Common	20	—	20	2005.12.4 ~2008.12.3	—
2002.12.04	Director of related company(R)	Ga Seok Chae	Common	20	—	20	2005.12.4 ~2008.12.3	—
2002.12.04	Director of related company	Sung Wook Park	Common	5	—	5	2005.12.4 ~2008.12.3	—
2002.12.04	Director of related company(R)	Ki Seok Kim	Common	5	—	5	2005.12.4 ~2008.12.3	—
2002.12.04	Director of related company(R)	Jae Ki Hong	Common	5	—	5	2005.12.4 ~2008.12.3	—
2002.12.04	Director of related company	Sam Su Pyo	Common	40	—	40	2005.12.4 ~2008.12.3	—
2002.12.04	Director of related company(R)	Won Chul Hwang	Common	20	—	20	2005.12.4 ~2008.12.3	—
2002.12.04	Director of related company	Jong Hwee Kim	Common	15	—	15	2005.12.4 ~2008.12.3	—
2002.12.04	Director of related company	Seok Hwan Lee	Common	15	—	15	2005.12.4 ~2008.12.3	—
2002.12.04	Director of related company(R)	In kee baek		30		30	2005.12.4 ~2008.12.3
2002.12.04	Director of related company	Ki Jong Chung	Common	5	—	5	2005.12.4 ~2008.12.3	—
2002.12.04	Director of related company(R)	Hun Il Nam	Common	30	—	30	2005.12.4 ~2008.12.3	—
2002.12.04	Director of related company	Young Soo Kim	Common	30	—	30	2005.12.4 ~2008.12.3	—
2002.12.04	Director of related company	Jin Ho Yoon	Common	20	—	20	2005.12.4 ~2008.12.3	—
2002.12.04	Director of related company(R)	Seok Koo Yoon	Common	15	—	15	2005.12.4 ~2008.12.3	—

Grant date	Relationship	Grantee	Type of stock	No. of granted options	Exercised options	Exercisable options	Exercise period	Exercise price
2002.12.04	Director of related company	Ji Yeon Joo	Common	15	—	15	2005.12.4 ~2008.12.3	—
2002.12.04	Director of related company	Ho Hyun Lee	Common	20	—	20	2005.12.4 ~2008.12.3	—
2002.12.04	Director of related company(R)	Chan Kook Chung	Common	15	—	15	2005.12.4 ~2008.12.3	—
2002.12.04	Director of related company(R)	Duk Yoon Kim	Common	15	—	15	2005.12.4 ~2008.12.3	—
2002.12.04	Director of related company(R)	Young Wook Kim	Common	15	—	15	2005.12.4 ~2008.12.3	—
2002.12.04	Director of related company	Dae Kyu Ko	Common	15	—	15	2005.12.4 ~2008.12.3	—
Total	—	—	—	1,340	—	1,340	—	—

-	Exercise price is derived based on the banking industry stock price index at the point of exercise.
-

d.	Status of Employee Stock Option Program

[as of 2004.9.30]	(units: won, shares)

Type of stock	Initial Balance	Increase	Decrease	Ending Balance	Notes
Common stock	2,430,703	—	139,343	2,291,360
Total	2,430,703	—	139,343	2,291,360

5. Voting Rights

[as of 2004.9.30]	(units: shares)

Items	Number of stock	Notes
1. Stock with voting rights (A-B)	784,076,172
A. Total Number of issued stocks	784,076,172
B. Stocks without voting rights	—
2. Stocks with limited voting rights (A+B+C+D)	-2,542
A. Limited by the Business Law	-2,542
B. Limited by the Securities & Exchange Law	—
C. Restrictions due to monopoly regulations and Fair Trade Act	—
D. Limited by other law enforcements	—
3. Stocks with voting rights restored	—
Stocks with Voting Rights (1-2+3)	784,073,630

6. Dividend Information

a. Dividend information for past years

(Par value : 5,000 won)	(units: won)

Items	2003	2002	2001
Net profit	202,565,030,433	589,214,226,635	684,102,036,323

Earnings per share (won)	262	786	940

Profit available for Dividend distribution	1,203,688,237,170	1,086,596,253,235	558,501,102,453

Propensity to Dividend	38.28	9.72	—

DIVIDENDS
CASH PAYOUT
a. Dividend per Share
Majority
Common	100	50	—
Preferred	—	—	—
Minority
Common	100	250	—
Preferred	—	—	—
b. Total Dividend Amount
Majority
Common	67,345,860,900	33,672,930,450	—
Preferred	—	—	—
Minority
Common	10,204,630,100	23,586,047,000	—
Preferred	—	—	—
c. Dividend Ratio
Majority
Common	1.54	1.04	—
Preferred	—	—	—
Minority
Common	1.54	5.22	—
Preferred	—	—	—
STOCK
a. Stock Dividend Ratio
Majority
Common	—	—	—
Preferred	—	—	—
Minority
Common	—	—	—
Preferred	—	—	—
b. Stock Dividend per Share
Majority
Common	—	—	—
Preferred	—	—	—
Minority
Common	—	—	—
Preferred	—	—	—

Net Asset per Share	7,218	6,596	5,605

Ordinary Income per Share	262	786	943

II.	Description of Business

1. Business Overview

a. Current Trend of Industry

•	Increased competition in the banking sector

•	Restructuring of the 2nd tier financial industry

•	Convergence of products/services in the financial industry

•	Expansion of financial services due to the development of the capital market and technology

b.	Company Status

(1) General Overview

(a)	Group Description

Woori Finance Holdings Co., Ltd. (the “Company”) was established on March 27, 2001. The Company was engaged in the business of managing the five financial institutions (Woori Bank (formerly Hanvit Bank), Kyongnam Bank, Kwangju Bank, Woori Credit Card Co., Ltd. (formerly Peace Bank of Korea) and Woori Investment Bank (hereinafter the “five subsidiaries”)), whose shares were contributed to the Company by the Korea Deposit Insurance Corporation (the “KDIC”) in accordance with the provisions of the Financial Holding Company Act. In connection with its functional restructuring, the Company established or acquired seven more subsidiaries and has four second-tier subsidiaries. Upon establishment, the Company’s common stock amounted to (Won)3,637,293 million, consisting of 727,459,000 common shares ((Won) 5,000 per share) issued and outstanding. However as a result of several capital increases since establishment, the Company’s common stock amounted to (Won) 3,920,380,860 million, consisting of 784,076,172 common shares issued and outstanding as of September 30, 2004. On June 24, 2002, the Company listed its common shares on the Korea Stock Exchange through a public offering at a price of (Won)6,800 per share, which included 36 million new shares and 54 million issued shares. The KDIC owned 628,458,609 (80.15%) shares of the Company’s common shares as of September 30, 2004.

Woori Bank (formerly Hanvit Bank) was established in 1899 and is engaged in the commercial banking business under the Korean Banking Law, trust business under the Trust Business Law and foreign exchange business with approval from the Bank of Korea (“BOK”) and the Ministry of Finance and Economy (“MOFE”). In connection with the infusion of public funds, Woori Bank and the KDIC have entered into an Agreement on the Implementation of the Business Plan. Woori Bank changed its name from Hanvit Bank to Woori Bank on May 20, 2002. Its common stock amounted to (Won) 3,179,783 million consisting of 636 million common shares issued and outstanding as of September 30, 2004. Woori Bank is wholly owned by the Company. The head office of Woori Bank is located in Seoul, Korea. Woori Bank has 697 branches and offices in Korea, and 11 branches overseas.

Kyongnam Bank was incorporated on April 18, 1970 and is engaged in the commercial banking business under the Korean Banking Law, trust business under the Trust Business Law and foreign exchange business with approval from the BOK and the MOFE. In connection with the infusion of public funds, Kyongnam Bank and the KDIC have entered into an Agreement on the Implementation of the Business Plan. As of September 30, 2003, Kyongnam Bank’s common stock amounted to (Won) 259,000 million consisting of 51 million shares issued and outstanding. The Company owns 99.99% of Kyongnam Bank. The head office of Kyongnam Bank is located in Masan, Korea. Kyongnam Bank has 118 branches and offices in Korea.

Kwangju Bank was established on September 17, 1968 and is engaged in the commercial banking business under the Korean Banking Law, trust business under the Trust Business Law and foreign exchange business with approval from the BOK and the MOFE. In connection with the infusion of public funds, Kwangju Bank and the KDIC have entered into an Agreement on the Implementation of the Business Plan. As of September 30, 2003, Kwangju Bank’s common stock amounted to (Won) 170,403 million consisting of 34 million shares issued and outstanding. The Company owns 99.99% of Kwangju Bank. The head office of Kwangju Bank is located in Kwangju City, Korea. Kwangju Bank has 115 domestic branches and offices in Korea.

Woori Securities Co., Ltd. (“Woori Securities”, formerly Hanvit Securities Co., Ltd.) was established on August 26, 1954 to engage mainly in trading, agency, brokerage and underwriting of securities, and listed its shares on the Korea Stock Exchange on July 26, 1988. On June 1, 2002, Woori Securities changed its name from Hanvit Securities Co., Ltd. to Woori Securities Co., Ltd. In connection with its functional restructuring, as of July 29, 2002, the Company acquired 40.2% interest (13,250,570 shares of common stock) of Woori Securities from Woori Bank, making Woori Securities a subsidiary of the Company. On April 28, 2004, the Board of Directors approved additional acquisition of its shares to 100% and on June 18, 2004 became wholly owned by the Company. As of September 30, 2003, its common stocks amounted to (Won)164,782 million consisting of 32,956,413 shares issued and outstanding of which is wholly owned by the Company. As the acquisition of LG Investment & Securities was approved by the Board of Directors, merger with LG Investment & Securities is anticipated. The head office of Woori Securities is located in Seoul, Korea. Woori Securities has 71 branches and offices in Korea.

Woori Investment Trust Management Co., Ltd. (“WITM”, formerly Hanvit Investment Trust Management Co., Ltd.) was established on June 24, 1988 and is engaged in the investment trust business under the Investment Trust Business Law with approval from the MOFE. In connection with its functional restructuring, on March 29, 2002, the Company purchased the entire common stock of WITM from Woori Bank, making WITM a subsidiary of the Company. On May 17, 2002, WITM changed its name from Hanvit Investment Trust Management Co., Ltd. to Woori Investment Trust Management Co., Ltd. As of September 30, 2003, its common stock amounted to (Won) 30,000 million consisting of 6,000,000 shares issued and outstanding all of which are owned by the Company. The office of WITM is located in Seoul, Korea.

Woori Finance Information System Co., Ltd. (“WFIS”, formerly Hanviteun System) was established on April 17, 1989 and is engaged in the business of installing computerized financial systems. On September 29, 2001, the Company purchased all the common stock of WFIS from Woori Bank, which was part of the group’s functional restructuring and therefore, WFIS was incorporated as a subsidiary of the Company. On October 15, 2001, WFIS changed its name from Hanviteun System Co., Ltd. to Woori Finance Information System Co., Ltd. As of September 30, 2003, its common stock amounted to (Won) 4,500 million ($3,749 thousand) consisting of 900,000 shares issued and outstanding. WFIS is wholly owned by the Company. The office of WFIS is located in Seoul, Korea.

Woori F&I Co., Ltd. (“WF&I”, formerly Woori Asset Management Co., Ltd. (“WAMC”)) was established on November 16, 2001 to engage in the business of management, operation and disposition of securitization assets. On September 13, 2002, WF&I, formerly WAMC, spun off the asset management business segment and established Woori CA Asset Management Co., Ltd. (“WCAAMC”). As a result, WF&I is engaged in the business of acquisition and disposition of securities issued by asset securitization specialty corporations, established based on the Act on Asset-Backed Securitization for the purpose of non-performing assets securitization, and in the business of acquisition and disposition of equity of asset management corporations, which are established for the purpose of non-performing assets management. On September 16, 2002, WF&I changed its name from Woori Asset Management Co., Ltd. to Woori F&I Co., Ltd. As of September 30, 2003, its common stock amounted to (Won)10,000 million ($8,349 thousand) consisting of 2,000,000 shares issued and outstanding. WF&I is wholly owned by the Company. The office of WF&I is located in Seoul, Korea.

(2)	Market Share

Woori, Shinhan and Dongwon are the domestic finance holding groups that have a separate banking business as a subsidiary.

(units: hundreds of millions of won)

Items	As of end of March 2003
	Woori Finance Holdings	Shinhan Finance Holdings	Dongwon Finance Holdings
Total Assets	86,501	88,925	11,217
Total Liabilities	27,916	25,337	997
Total Shareholder’s Equity	58,585	63,588	10,220
Capital	38,775	19,585	3,079
Operating Revenue	280	1,845	211
Operating Expense	1,795	392	13
Operating Income	-1,515	1,453	198
Ordinary Income	-1,514	1,456	219
Net profit	-1,514	1,456	219

(3)	Organization Chart

2.	Overview of Operations

a.	Performance of Operations

As a financial holdings corporation under the Financial Holding Corporation Act, our main income consists of dividend payments of our subsidiaries. We are not involved in any other operations.

b.	Financing of operations

(1)	Source of Funds

(units: millions of won)

Items	2004 3Q	2003	2002	2001
Shareholders’ Equity	6,289,105	5,597,895	5,064,129	4,077,347
Capital	3,920,381	3,877,525	3,839,074	3,637,293
Capital Surplus	75,451	61,324	58,645	—
Retained Earnings	1,507,372	1,282,866	1,145,518	558,501
Capital Adjustments	785,901	376,180	20,892	-118,447
Borrowings	2,709,026	2,649,920	2,325,021	1,616,466
Debentures	2,548,129	2,621,182	1,999,250	1,298,304
Bank Borrowings	120,00	—	300,000	310,000
Commercial Paper	—	—	—	—
Other Borrowings	—	—	—	—
Other Liabilities	40,897	28,738	25,771	8,162
Total	8,998,131	8,247,815	7,389,150	5,693,813

(2)	Use of Funds

(units: millions of won)

Items	2004 3Q	2003	2002	2001
Subsidiary Stock	8,000,257	7,007,222	6,062,119	5,016,864
Woori Bank	6,620,217	5,869,558	4,500,143	3,255,964
Kyongnam Bank	589,734	504,629	424,060	327,005
Kwangju Bank	433,078	364,955	290,003	213,177
Woori Credit Card	Note 1)		379,126	1,008,866
Woori Merchant Bank	—		222,936	195,613
Woori Financial Information System	8,354	7,284	3,364	6,511
Woori F&I	43,431	35,896	17,016	9,728
Woori 2nd Asset Securitization Specialty	25,537	20,016	31,666	—
Woori 3rd Asset Securitization Specialty	15,817	1,266	—	—
Woori Investment Trust Management	34,891	34,978	39,646	—
Woori Securities	229,198	168,639	154,159	—
Loan Obligations	231,726	830,566	1,231,207	648,365
Tangible Assets	259	242	324	627
Intangible Assets	50	51	50	24
Cash	719,328	349,585	73,256	13,825
Other Assets	46,511	60,148	22,195	14,108
Total	8,998,131	8,247,815	7,389,151	5,693,813

•	1) Losses of 105,581 million won, which was not recognized the last quarter, was recognized in the 2nd quarter. Following the merger of Woori Credit Card into Woori Bank, the invested stocks of Woori Credit Card were merged with invested stocks of Woori Bank

c.	Transactions related to Commission Fees

(units: millions of won)

Category	Items	2004 3Q	2003	2002	2001
Commission Revenue (A)
Commission Expense (B)	Fees	5,073	6,704	5,611	4,641
Commission Profit (A-B)		-5,073	-6,704	-5,611	-4,641

3.	Other Details Relevant to Investment Decisions

Instead of following the format of exhibiting BIS equity capital ratio and status of non-performing loans to indicate capital adequacy and asset quality, we exhibit the current ratio and debt ratio as similar indicators under the ‘Finance Holding Company Act’

a.	Won-denominated Current Ratio

(units: millions of won)

Items	2004 3Q	2003	2002	2001
Current Assets (A)	578,440	203,202	78,357	185,154
Current Liabilities (B)	458,104	9,711	9,317	316,615
Current Ratio (A/B)	126.27%	2,092.5%	841.0%	58.5%

*	Current ratio of won
=	assets with maturity less than 3 months

       liabilities with maturity less than 3 months

b.	Foreign Currency-denominated Current Ratio

(units: millions of won)

Items	2004 3Q	2003	2002	2001
Current Assets (A)	172,160	147,754	—	—
Current Liabilities (B)	194,116	148,598	—	—
Current Ratio (A/B)	88.7%	99.4%	—	—

*	Current ratio of foreign currency
=	assets with maturity less than 3 months

       liabilities with maturity less than 3 months

c.	Debt Ratio

(units: millions of won)

Items	2004 3Q	2003	2002	2001
Liabilities (A)	2,709,026	2,649,920	2,325,022	1,616,466
Equity (B)	6,289,105	5,597,895	5,064,129	4,077,347
Debt Ratio (A/B)	43.1%	47.3%	45.9%	39.7%

d.	Credit Ratings for the Past 3 years

Date of Rating	Evaluated Securities	Credit Rating	Company (Ratings Range)	Evaluation Category
2001.6.27	Debentures	AA+	Korea Ratings (AAA~D)	Case evaluation
2001.6.28	Debentures	AA+	KIS Ratings (AAA~D)	Case evaluation
2001.9.26	Debentures	AA+	KIS Ratings (AAA~D)	Case evaluation
2001.9.26	Debentures	AA+	Korea Ratings (AAA~D)	Case evaluation
2001.11.29		BBB-	R&I (AAA~C)	Case evaluation
2002.10.17	Debentures	AA+	Korea Ratings (AAA~D)	Case evaluation
2002.10.22	Debentures	AA+	KIS Ratings (AAA~D)	Case evaluation
2002.11.8		BBB	R&I (AAA~C)	Periodic evaluation
2002.12.13	Debentures	AA+	Korea Ratings (AAA~D)	Case evaluation
2002.12.16	Debentures	AA+	KIS Ratings (AAA~D)	Case evaluation
2003.6.30	Debentures	AA+	KIS Ratings (AAA~D)	Periodic evaluation
2003.9.8	Debentures	AAA	Korea Ratings (AAA~D)	Case evaluation
2003.9.8	Debentures	AAA	KIS Ratings (AAA~D))	Case evaluation
2003.11.13		BBB	R&I (AAA~C)	Periodic evaluation
2003.12.04	Debentures	AAA	NICE (AAA~D)	Case evaluation
2003.12.04	Debentures	AAA	KIS Ratings (AAA~D))	Case evaluation
2004.2.6		BBB	Fitch Rating (AAA~D)	Case evaluation
2004.3.11		BBB-	S&P (AAA~D)	Case evaluation
2004.5.27		Baa3	Moody’s (Aaa~C)	Case evaluation
2004.6.9	Debentures	AAA	KIS Ratings (AAA~D))	Case evaluation
2004.6.9	Debentures	AAA	NICE (AAA~D)	Case evaluation
2004.7.16	Debentures	AAA	NICE (AAA~D)	Case evaluation
2004.7.16	Debentures	AAA	Korea Ratings (AAA~D)	Case evaluation

e.	Other Important Information

Please refer to our annual report for the BIS capital ratio and non-performing loans of our subsidiaries.

III.	Financial Information

1.	Condensed Financial Statements (Non-consolidated)

(units: millions of won)

Items	2004 3Q	2003	2002	2001
Cash and Due from Banks	719,328	349,585	73,256		13,825
Securities	8,000,257	7,007,222	6,062,119		5,016,864
Loans	231,725	830,566	1,231,207		648,365
Fixed Assets	309	293	374		651
Other Assets	46,511	60,148	18,361		14,108
Total Assets	8,998,130	8,247,815	7,389,151		5,693,813
Borrowings	120,000	—	300,000		310,000
Debentures	2,548,129	2,621,182	1,999,250		1,298,304
Other Liabilities	40,897	28,738	25,772		8,162
Total Liabilities	2,709,026	2,649,920	2,325,022		1,616,466
Common Stock	3,920,381	3,877,525	3,839,074		3,637,293
Capital Surplus	75,451	61,324	58,645		—
Retained Earnings	1,507,372	1,282,866	1,145,518		588,501
Capital Adjustment	785,900	376,180	20,892	Δ	118,447
Total Stockholder’s Equity	6,289,104	5,597,895	5,064,129		4,077,347
Operating Income	582,404	396,624	878,488		717,112
Operating Expenses	143,890	193,527	302,721		31,222
Operating Profit	438,514	203,097	575,767		685,890
Ordinary Income	440,157	202,565	589,214		685,885
Net profit	440,157	202,565	589,214		684,102

[Δ	stands for negative numbers]

* Refer to Exhibits to see detailed financial statements

2.	Condensed Financial Statements (Consolidated)

(units: millions of won)

Items	2003	2002	2001
Cash and Due from Banks	6,471,855	6,568,852		6,432,890
Marketable Securities	2,727,843	2,943,800		3,217,882
Invested Securities	24,278,834	23,508,709		21,806,451
Loans	86,077,297	73,604,113		59,876,198
Fixed Assets	2,734,616	2,796,183		2,831,851
Other Assets	6,477,275	5,421,877		5,920,545
Total Assets	128,767,720	114,843,534		100,058,817
Deposits	89,049,625	78,917,388		69,332,217
Borrowings	12,813,104	13,839,614		13,742,572
Debentures	12,195,159	10,792,932		5,491,533
Other Liabilities	9,011,532	5,987,833		7,080,301
Total Liabilities	123,069,420	109,528,767		95,646,623
Common Stock	3,877,525	3,839,074		3,637,293
Consolidated Capital Surplus	57,844	25,029		—
Consolidated Retained Earnings	1,152,053	245,045		558,852
Consolidated Capital Adjustment	414,969	5,314,767	Δ	116,546
Minority Interest	195,909	9,623,990		359,595
Total Stockholder’s Equity	5,698,300	5,314,767		4,439,194
Operating Income	10,403,445	9,623,990		10,159,156
Operating Expenses	10,261,111	8,908,732		9,847,439
Operating Profit	142,334	715,258		311,717
Non-operating Income	586,267	540,113		1,190,685
Non-operating Expenses	497,539	800,487		937,984
Ordinary Income	231,062	454,884		564,418
Aggregated Net Profit	52,374	613,576		736,616
Consolidated Net Profit	56,279	591,588		686,287
No. of Companies Consolidated	15	17		17

[Δ	stands for negative numbers]

3.	Accounting Information

a.	Loan Loss Reserves

(1)	Loan Loss Reserves for past 3 years by classification

(units: millions of won)

Period	Item	Total Credits	Loan Loss Reserves	Provisioning Ratio
2004 3Q	Lendings	155,000	775	0.5%
	Loans	77,890	389	0.5%
	Total	232,890	1,164	0.5%
2003	Lendings	156,850	784	0.5%
	Loans	677,890	3,390	0.5%
	Total	834,740	4,174	0.5%
2002	Lendings	214,600	1,073	0.5%
	Loans	1,167,822	146,308	12.5%
	Total	1,382,422	147,381	10.7%

(2)	Change in Loan Loss Reserves for past 3 years

(units: millions of won)

Item	2004 3Q	2003	2002
1. Initial loan loss reserves balance	4,174	147,381	3,258
2. Net credit costs	—	127,551	144,123
1) Write-offs	—	127,400	—
2) Recovery of written-off assets	—	—	—
3) Other changes	—	151	144,123
Recovery of credit costs	-3,010	15,656	—
Ending loan loss reserve balance	1,164	4,174	147,381

IV. Independent Auditor’s Opinion

1.	Independent Auditor’s Opinion

a.	Independent Auditor

2004 3Q	2003 Dec. 31	2002 Dec. 31	2001 Dec. 31
Deloitte & Touche	Deloitte & Touche	Deloitte Touche	Arthur Andersen

2.	Compensation to the Independent Auditor

a.	Auditing Service

(units: millions of won)

Year	Auditor	Activity	Compensation	Accrued Time (hr)
2004 3Q	Deloitte & Touche	Quarter, Half Year, Annual Interim Financial Statement (Consolidated, Non-consolidated)	310	4,960
2003	Arthur Andersen Deloitte Touche	Quarter Interim Financial Statement Half Year Interim Financial Statement Annual Financial Statement (Consolidated, Non-consolidated)	140 70 36 37	1,200 600 300 300
2002	Arthur Andersen	Quarter Interim Financial Statement Half Year Interim Financial Statement Year-end Financial Statement Consolidated Financial Statement	140 70 30 30	1,200 600 300 300

b.	Compensation for services other than the Audit

(units: thousands of dollars)

Year	Contract Date	Activity	Period	Comp.	Note
2004 3Q	Not Applicable
2003	2003.7.30	US GAAP Auditing	2003.8~2004.5	4,500	Deloitte Touche
2002	2003.2.28	US GAAP Auditing	2002.12~2003.5	4,250	Deloitte Touche

V.	Corporate Governance and Affiliated Companies

1.	Overview of Corporate Governance

a.	About the Board of Directors

(1) Board of Directors

At our 3rd Annual General Shareholders’ Meeting held on March 30, 2004 a new Board of Directors was appointed, consisting of the Group’s Chairman Young-Key Hwang, Vice Chairman Jong-Wook Kim and Vice Chairman Euoo-Sung Min. Our non-standing directors currently consist of Suk-Jean Kang (Chairman of CEO Consulting Group), Je-Hoon Lee (President of Korea BBB Association), Sung-Tae Ro (Dean of the School of Business at Myongji University), Do-Soung Choi (Professor of Finance at Seoul National University), Oh-Seok Hyun (President of the Trade Research Institute) and Chung-Sook Moon (Professor of Economics at Sookmyung University).

Sung-Hwan Bae was appointed as a non-standing director at the May 18, 2004 extraordinary shareholders’ meeting. Vice Chairman Euoo-Sung Min resigned in May 2004.

(A)	Duties of Boards of Directors

-	The Board of Directors shall consist of directors and shall determine the matters which are provided for as the authority of the Board of Directors under the relevant laws and regulations

-	The Board of Directors shall perform its duties set forth in the Rules for the Board of Directors for the purpose of enhancement of shareholders’ benefits

(B) Information Regarding the Board of Directors

Position	Name	Information	Relationship with KDIC	Transaction with WFG
Non-standing Director candidate and audit Committee candidate	Suk-Jean Kang	- B.A. in Economics, Chungang University - Completed ISMP at Harvard Business School - Chairman of GE Korea - Currently Chairman of CEO Consulting Group	N/A	N/A

Non-standing Director candidate and audit Committee candidate	Je-Hoon Lee	- B.A. in History, Seoul National University - M.A. in Journalism, Seoul National University - CEO & President of The Joongang Ilbo - Currently President of Korea BBB Association	N/A	N/A

Non-standing Director candidate and audit Committee candidate	Sung-Tae Ro	- B.A. in Economics, Seoul National University - Ph.D. in Economics, Harvard University - Chief Editor of The Korea Economic Daily - Currently Dean of Business School at Myongji University	N/A	N/A

Non-standing Director candidate and audit Committee candidate	Oh-Seok Hyun

- B.A. in Business Administration, Seoul National University

- Ph.D. in Economics, University of Pennsylvania

- Former employee at Ministry of Finance and Economy

- Currently President of Trade Research Institute, Korea Int’l Trade Association

			N/A	N/A

Non-standing Director candidate and audit Committee candidate	Dosoung Choi

- B.A. in Business Administration, Seoul National University

- Ph.D. in Finance, Pennsylvania State University

- Chairman of Korean Securities Association

- Currently Professor of Finance at Seoul National University

			N/A	N/A

Non-standing Director candidate and audit Committee candidate	Chung-Sook Moon	- B.A. in Home Management, Sookmyung Women’s University - Ph.D. in Consumer Economics, Kansas State University - Currently Professor of Economics at Sookmyung Women’s University	N/A	N/A

Non-standing Director candidate and audit Committee candidate	Sung-Hwan Bae

- B.A. in Business Administration at Yeungnam University

- Masters in Economics at University of Illinois

- Ph.D. in Business Administration at SungKyunKwan University

- Banking Supervisory Authority of the Bank of Korea

-Member, Board of Directors of Seoul Guarantee Insurance

			Employee (Director)	N/A

(C)	Appointment of Non-standing Directors

Pursuant to Article 42 of the Articles of Association and the non-standing director candidate nomination committee regulations Article 5, a non-standing director is appointed through process where the non-standing director candidate nomination committee recommends candidates and the decision is made through a resolution by the shareholders’ meeting.

* Article 42 (Committee)

1.	We currently have the following management committees that serve under the board.

1.	The BOD Management Committee

2.	The Business Strategy & Compensation Committee

3.	The Risk Management Committee

4.	Executive Committee

5.	Ethics Committee

6.	Non-standing Director Nomination Committee

7.	MOU Review Committee

8.	The Audit Committee

(D)	Committees within Board of Directors

[as of 2004.9.30]

1)	BOD Management Committee

Name	Position	Notes
Young-Key Hwang	Chairman and CEO	Chairman/CEO Young-Key Hwang heads the committee consisting of the heads of sub-committees. Non-standing directors must the majority.
Suk-Jean Kang	Non-standing Director
Sung-Tae Ro	Non-standing Director
Dosoung Choi	Non-standing Director
Chung-Sook Moon	Non-standing Director

2)	Business Strategy and Compensation Committee

Name	Position	Notes
Suk-Jean Kang	Non-standing Director	Non-standing director Suk-Jean Kang heads the committee consisting of 4 non-standing directors.
Je-Hoon Lee	Non-standing Director
Oh-Seok Hyun	Non-standing Director
Dosoung Choi	Non-standing Director

3)	Risk Management Committee

Name	Position	Notes
Young-Key Hwang	Chairman and CEO	Chairman/CEO Young-Key Hwang heads the committee consisting of 1 director and 3 non-standing directors.
Sung-Tae Ro	Non-standing Director
Oh-Seok Hyun	Non-standing Director
Dosoung Choi	Non-standing Director

4)	Executive Committee

Name	Position	Notes
Young-Key Hwang	Chairman and CEO	Chairman/CEO Young-Key Hwang heads the committee consisting of all executive directors
Jong-Wook Kim	Vice Chairman

5)	Ethics Committee

Name	Position	Notes
Young-Key Hwang	Chairman and CEO	Non-standing director Chung-Sook Moon heads the committee consisting of all executive directors and no less than 2 non-standing directors.
Jong-Wook Kim	Vice Chairman
Je-Hoon Lee	Non-standing Director
Oh-Seok Hyun	Non-standing Director
Chung-Sook Moon	Non-standing Director

6)	Non-standing Director Nomination Committee

Name	Position	Notes
Young-Key Hwang	Chairman and CEO	Non-standing director Sung-Tae Ro heads the committee consisting of the Chairman/CEO and no less than 3 non-standing directors
Suk-Jean Kang	Non-standing Director
Je-Hoon Lee	Non-standing Director
Sung-Tae Ro	Non-standing Director

7)	Audit Committee

Name	Position	Notes
Suk-Jean Kang	Non-standing Director	Non-standing director Do-Soung Choi heads the committee consisting of more than 3 directors of which no less than 2/3 are non-standing directors.
Je-Hoon Lee	Non-standing Director
Sung-Tae Ro	Non-standing Director
Oh-Seok Hyun	Non-standing Director
Dosoung Choi	Non-standing Director
Sung-Hwan Bae	Non-standing Director
Chung-Sook Moon	Non-standing Director

8)	MOU Review Committee

Name	Position	Notes
Young-Key Hwang	Chairman and CEO	Chairman/CEO Young-Key Hwang heads the committee consisting of the entire board of directors
Jong-Wook Kim	Vice Chairman
Suk-Jean Kang	Non-standing Director
Je-Hoon Lee	Non-standing Director
Sung-Tae Ro	Non-standing Director
Oh-Seok Hyun	Non-standing Director
Dosoung Choi	Non-standing Director
Sung-Hwan Bae	Non-standing Director
Chung-Sook Moon	Non-standing Director

2.	Related Companies

a.	Invested Shares in Related Companies

Investor	Investee	Number of Invested Stock	Shareholding Ratio (%)
Woori Finance Holdings	Woori Bank	635,956,580	100.0
	Kyongnam Bank	51,800,000	99.9
	Kwangju Bank	34,080,000	99.9
	Woori Finance Information Systems	900,000	100.0
	Woori F&I	2,000,000	100.0
	Woori Second SPC	1,900	95.0
	Woori Third SPC	2,000	100.0
	Woori Investment Management	6,000,000	100.0
	Woori Securities	32,956,413	100.0
Woori Bank	Woori Credit Information	1,008,000	100.0
	Woori America Bank	8,500,000	100.0
	P.T. Bank Woori Indonesia	1,618	95.2
Woori F&I	Woori CA Asset Management	408,000	51.0

b.	Year-end Performance of Affiliated Companies and Subsidiaries

Name : Woori Bank Co., Ltd.

Company number : 00254045	(units: millions of won)

Items	Period 171 3Q (2004.9.30)	Period 170 (2003.12.31)	Period 169 (2002.12.31)	Period 168 (2001.12.31)
Cash and Due from Banks	5,715,994	4,833,325	4,098,110	3,911,225
securities	16,762,950	17,967,751	17,930,546	17,223,404
Loans	75,472,628	71,198,169	58,967,737	48,177,595
Fixed Assets	1,745,367	1,718,556	1,762,660	1,843,368
Other Assets	9,655,901	7,591,909	4,718,317	5,502,176
Total Assets	109,352,840	103,309,710	87,477,370	76,657,768
Deposits	76,888,719	70,811,000	62,184,865	53,768,338
Borrowings	8,835,706	9,632,495	10,008,637	10,883,858
Debentures	10,732,957	7,780,156	5,941,886	3,084,569
Other Liabilities	83,435,408	80,240,310	67,245,663	59,760,809
Total Liabilities	103,004,071	97,652,961	83,196,186	73,729,236
Capital	3,179,783	2,852,838	2,764,400	2,764,400
Capital Surplus	463,003	654,708	516,026	31,903
Retained Earnings	2,006,910	1,798,918	984,683	203,690
Capital Adjustments	699,073	350,285	16,075	-71,461
Total Shareholder’s Equity	6,348,769	5,656,749	4,281,184	2,928,532
Operating Revenue	7,051,057	7,621,300	6,607,882	6,848,493
Operating Expense	6,295,535	6,341,472	6,004,933	6,565,299
Operating income	755,522	1,279,828	602,949	283,194
Ordinary Income	961,411	1,429,662	595,988	610,679
Net profit	850,707	1,332,185	779,571	712,945

Name of Company : Kyongnam Bank

Company Number : 00101363	(units: millions of won)

	Period 43 3Q (2004.9.30)	Period 42 (2003.12.31)	Period 41 (2002.12.31)	Period 40 (2001.12.31)
Cash and Due from Banks	743,319	834,276	1,148,370	1,387,331
securities	3,253,553	3,147,183	2,535,037	2,177,126
Loans	6,995,291	6,435,508	5,819,418	4,727,537
Fixed Assets	201,689	202,198	208,970	214,581
Other Assets	284,681	366,973	264,051	236,469
Total Assets	11,478,533	10,986,138	9,975,846	8,759,824
Deposits	8,536,417	8,462,345	7,544,267	5,930,101
Borrowings	1,708,939	1,278,626	1,286,963	1,435,321
Debentures	210,000	310,238	303,304	424,974
Other Liabilities	440,663	437,756	425,091	656,143
Total Liabilities	10,896,019	10,488,965	9,559625	8,446,454
Capital	259,000	259,000	259,000	259,000
Capital Surplus	26,910	26,910	26,910	26,906
Retained Earnings	285,924	214,411	134,371	51,905
Capital Adjustments	10,680	-3,148	-4,059	-24,441
Total Shareholder’s Equity	582,514	497,173	416,222	313,370
Operating Revenue	574,804	767,171	742,140	721,643
Operating income	98,637	93,859	108,121	87,040
Ordinary Income	85,082	54,731	82,466	69,158
Net profit	84,459	85,224	82,466	69.158

Name of Company : Kwangju Bank

Company Number : 00104078	(units: millions of won)

	Period 46 3Q (2004.9.30)	Period 45 (2003.12.31)	Period 44 (2002.12.31)	Period 43 (2001.12.31)
Cash and Due from Banks	401,016	390,078	386,827	299,088
securities	2,802,726	2,564,942	2,111,943	2,202,522
Loans	5,611,459	5,336,775	4,896,333	3,964,489
Fixed Assets	223,237	223,669	224,952	229,929
Others	224,197	262,118	426,879	424,910
Total Assets	9,262,635	8,777,582	8,046,934	7,120,938
Deposits	6,579,950	6,737,967	6,077,260	5,250,418
Borrowings	1,634,163	1,165,133	967,696	946,702
Debentures	250,000	200,556	200,485	297,723
Other Liabilities	381,314	325,974	532,307	434,702
Total Liabilities	8,845,427	8,429,330	7,777,749	6,929,545
Capital	170,403	170,403	170,403	170,403
Capital Surplus	24,173	24,173	—	—
Retained Earnings	214,909	155,238	98,185	26,813
Capital Adjustments	7,723	-1,561	598	-5,822
Total Shareholder’s Equity	417,208	348,252	269,185	191,393
Operating Revenue	438,253	581,314	578,844	532,712
Operating income	63,581	40,735	85,962	71,290
Ordinary Income	78,695	32,542	74,839	66,346
Net profit	68,231	57,052	74,839	66,346

Name of Company : Woori Securities

Company Number : 00163178	(units: millions of won)

	Period 51 1H (2004.9.30)	Period 50 (2004.3.31)	Period 49 (2003.3.31)	Period 48 (2002.3.31)
Current Assets	624,797	473,470	413,056	443,421
Fixed Assets	143,615	93,278	127,777	173,906
Total Assets	768,412	566,748	540,833	617,327
Current Liabilities	398,034	190,476	170,239	203,504
Fixed Liabilities	7,191	6,283	4,585	7,448
Total Liabilities	405,225	196,759	174,824	210,952
Capital	164,782	164,782	164,782	164,782
Capital Surplus	131,497	131,424	131,776	131,776
Retained Earnings	72,242	99,525	107,529	133,463
Capital Adjustments	-5,334	-25,742	-38,078	-23,646
Total Shareholder’s Equity	363,187	369,989	366,009	406,375
Operating Revenue	73,977	173,648	186,664	205,208
Operating income	-5,907	10,099	21,332	45,434
Ordinary Income	-11,946	4,073	1,570	56,434
Net profit	-13,377	2,369	1,627	40,107

Company : Woori Investment Trust Management

Company Number : 00243377	(units: millions of won)

	Period 17 1H (2004.9.30)	Period 16 (2004.3.31)	Period 15 (2003.3.31)	Period 14 (2002.3.31)
Current Assets	31,616	30,749	27,878	30,235
Fixed Assets	3,785	4,637	13,490	12,839
Total Assets	35,401	35,386	41,368	43,074
Current Liabilities	193	82	3,686	6,172
Fixed Liabilities	317	253	177	124
Total Liabilities	510	335	3,863	6,296
Capital	30,000	30,000	30,000	30,000
Capital Surplus	—	—	—	—
Retained Earnings	4,891	5,051	7,504	6,778
Capital Adjustments	—	—	—	—
Total Shareholder’s Equity	34,891	35,051	37,504	36,778
Operating income	2,604	5,979	10,360	11,830
Operating Profit	162	692	5,276	4,348
Ordinary Income	3,121	919	5,330	4,568
Net profit	2,240	546	3,726	3,128

Name of Company : Woori Finance Information System

Company Number : 00378947	(units: millions of won)

	Period 16 3Q (2004.9.30)	Period 15 (2003.12.31)	Period 14 (2002.12.31)	Period 13 (2002.3.31)
Current Assets	63,439	66,061	76,504	5,933
Fixed Assets	236,110	214,158	164,549	2,882
Total Assets	299,549	280,219	241,053	8,815
Current Liabilities	54,362	49,763	53,942	2,362
Fixed Liabilities	235,851	222,753	184,349	373
Total Liabilities	290,213	272,516	238,291	2,735
Capital	4,500	4,500	4,500	4,500
Capital Surplus	—	—	—	—
Retained Earnings	4,830	3,197	-808	1,580
Capital Adjustments	6	6	—	—
Total Shareholder’s Equity	9,336	7,703	3,692	6,080
Sales	215,797	281,787	131,843	25,444
Operating income	10,667	20,870	4,404	1,127
Ordinary Income	2,637	5,871	-3,190	1,421
Net profit	1,633	4,005	-2,182	1,123

Company Name : Woori F&I

Company Number : 00416593	(units: millions of won)

	Period 4 3Q (2004.9.30)	Period 3 (2003.12.31)	Period 2 (2002.12.31)	Period 1 (2001.12.31)
Current Assets	45,119	24,231	2,290	8,531
Fixed Assets	159,910	147,534	52,493	1,153
Total Assets	205,029	171,765	54,783	9,684
Current Liabilities	36,124	4,669	823	50
Fixed Liabilities	125,000	130,783	37,033	—
Total Liabilities	161,124	135,452	37,856	50
Capital	10,000	10,000	10,000	10,000
Capital Surplus	—	—	—	—
Retained Earnings	26,336	22,315	6,961	-366
Capital Adjustments	7,569	3,998	-34	—
Total Shareholder’s Equity	43,905	36,313	16,927	9,634
Operating Revenue	15,645	31,552	18,913	196
Operating income	14,961	31,244	10,253	-414
Ordinary Income	7,845	24,088	10,335	-366
Net profit	5,521	16,854	7,327	-366

Company Name : Woori Second Asset Securitization Specialty

Company Number : 00391665	(units: millions of won)

	Period 4 3Q (2004.9.30)	Period 3 (2003.12.31)	Period 2 (2002.12.31)	Period 1 (2001.12.31)
Current Assets	25,187	730	23,560	10
Securitized Assets	1,053	19,623	74,106	167,136
Total Assets	26,240	20,353	97,666	167,146
Current Liabilities	34,447	34,081	4,425	167,170
Securitized Liabilities	100	100	59,936	0
Total Liabilities	34,547	34,181	64,361	167,170
Capital	10	10	10	10
Capital Surplus	—	—	—	—
Retained Earnings	-8,317	-13,838	33,295	-34
Capital Adjustments	—	—	—	—
Total Shareholder’s Equity	-8,307	-13,828	33,305	-24
Operating Revenue	5,442	15,256	52,425	—
Operating income	5,442	-480	32,553	-34
Ordinary Income	5,521	-289	33,367	-34
Net profit	5,521	-289	33,329	-34

Company Name : Woori Third Asset Securitization Specialty

Company Number : 00399357	(units: millions of won)

	Period 3 3Q (2004.9.30)	Period 2 (2003.12.31)	Period 1 (2002.12.31)
Current Assets	1,208	3,044	18,226
Securitized Assets	42,894	26,503	48,764
Total Assets	44,102	29,547	66,990
Current Liabilities	60,264	60,260	11,676
Securitized Liabilities	27,790	27,790	65,204
Total Liabilities	88,054	88,050	76,880
Capital	10	10	10
Capital Surplus	—	—	—
Retained Earnings	-74,577	-72,337	-9,899
Capital Adjustments	30,615	13,824	—
Total Shareholder’s Equity	-43,952	-58,503	-9,889
Operating Revenue	-2,279	4,473	33,566
Operating income	-2,279	-2,804	-10,008
Ordinary Income	-2,240	-2,669	-9,899
Net profit	-2,240	-2,669	-9,899

3.	Investment in Other Companies

(units: thousand shares, millions of won)

Type	Name	Beginning Balance			Changes		Ending Bal.			Dividend Revenue
		Quantity	Share	Cost	Quantity	Cost	Quantity	Share	Cost
DOMESTIC
	Woori Bank	570,568	100.0	2,912,311	65,389	913,000	635,957	100.0	3,825,311	620,019
	Kwangju Bank	34,080	99.9	170,400	—	—	34,080	99.9	170,400	8,502
	Kyong-nam Bank	51,800	99.9	259,000	—	—	51,800	99.9	259,000	12,950
	Woori Credit Card	22,600	100.0	113,000	(-)22,600	(-)113,000	—	100.0	—	—
	Woori Inv’t Mgmt.	6,000	100.0	39,128	—	—	6,000	100.0	39,128	2,400
	Woori Securities	17,372	52.7	169,621	15,584	56,999	32,956	100.0	226,620	8,686
	Woori Finance Info Sys.	900	100.0	5,244	—	—	900	100.0	5,244	—
	Woori F&I	2,000	100.0	10,094	—	—	2,000	100.0	10,094	1,500
	Woori 2nd SPC	2	95.0	10	—	—	2	95.0	10	13,000
	Woori 3rd SPC	2	100.0	10	—	—	2	100.0	10	—
Foreign		—	—	—	—	—	—	—	—	—
Total		705,324		3,678,818	58,373	856,999	763,697		4,535,817	667,057

*	Dividends derived on a fiscal basis
1.	As of March 31, 2004, Woori Bank merged with it’s subsidiary Woori Credit Card. From the merger, Woori Bank’s common shares were newly issued in the ratio of 1 Woori Credit Card to 0.3581 Woori Bank, thereby increasing Woori Bank’s number of shares and capital to 636 million shares and 3,179,800 million won from 571 million shares and 2,852,800 million won respectively.
2.	As Woori Bank and Woori Credit Card merged, investment securities of Woori Credit Card was added to Woori Bank’s investment securities.
3.	1,900,000 million won from capital reduction without consideration is reflected in the initial purchase.
4.	Woori Finance Holdings acquired 15,584,113 shares of Woori Securities in the 2nd quarter through exchange of stocks.

VI.	Stock Information

1.	Stock Distribution

a.	Stock Information of Major Shareholders and Related Parties

[as of 2004. 9.30]	(units: shares, %)

Name	Relation	Type	Shares Held						Reasons Behind Change
			Beginning balance		(+)	(-)	Ending balance
			Stock	Share			Stock	Share
KDIC	Major S/H	Common	673,458,609	86.8		45,000,000	628,458,609	80.15
Total		Common	673,458,609	86.8		45,000,000	628,458,609	80.15
		Preferred					0	0
		Total	673,458,609	86.8		45,000,000	628,458,609	80.15

Major Shareholder : KDIC

b.	Share Ownership of more than 5%

[as of 2003.12.31]	(units: shares, %)

No.	Name	Common Stock		Preferred Stock		Total
		No. of shares	%	No. of shares	%	No. of shares	%
1	KDIC	628,458,609	80.15			628,458,609	80.15
Total		628,458,609	80.15			628,458,609	80.15

c.	Shareholder Distribution

[as of 2003.12.31]

Items	Shareholder number	Ratio	Number of shares	Ratio
Government	3	0.01%	7,398	0.00%
Government related companies	4	0.02%	673,492,609	86.85%
Securities companies	66	0.25%	2,506,076	0.32%
Insurance companies	8	0.03%	490,870	0.06%
Asset Management	9	0.03%	180,940	0.02%
Financial Institutions	139	0.52%	21,206,778	2.73%
Finance Companies	0	0.00%	0	0.00%
Financial Groups	4	0.02%	999,164	0.13%
Mutual Savings	2	0.01%	4,140	0.00%
Other companies	67	0.25%	8,782,528	1.13%
Individuals	26,236	98.42%	32,865,520	4.24%
Foreigners	116	0.44%	34,961,395	4.51%
Other	1	0.00%	150	0.00%
KSD	1	0.00%	7,342	0.00%
Total	26,656	100.0%	775,504,910	100.0%

d.	Total Minority Shareholders, Major Shareholders and Other Shareholders

(as of 2003.12.31)

Items	Shareholder number	Ratio	Number of shares	Ratio	Notes
Total Minority shareholders	26,652	99.99%	84,615,239	10.91%
Minority Shareholders (companies)	379	1.42%	44,597,568	5.75%
Minority Shareholders (individuals)	26,273	98.56%	40,017,671	5.16%
Major shareholder	1	0.00%	673,458,609	86.84%
Total other shareholders	2	0.01%	17,423,720	2.25%
Other shareholders (companies)	1	0.00%	8,146,720	1.05%
Other shareholders (individuals)	1	0.00%	9,277,000	1.20%
KSD	1	0.00%	7,342	0.00%
Total	26,656	100.00%	775,504,910	100.00%

2.	Stock Price and Stock Market Performance for the Past Six Months

a.	Domestic Stock Market

(units: won, shares)

Period	April	May	June	July	August	September
High	9,210	8,750	7,510	7,490	7,850	8,200
Low	8,030	6,180	6,520	6,600	6,500	7,430
Monthly Trade Volume	34,580,246	41,736,095	35,985,286	26,174,739	35,503,225	113,547,828

Monthly Trade Volume

b.	Foreign Stock Market

[name of market : NYSE]	(units: dollars, shares)

Period		April	May	June	July	August	September
ADR	High	23.57	21.95	19.30	19.32	19.90	22.00
	Low	21.60	17.00	17.15	16.91	16.45	19.44
Monthly Trade Volume		45,700	83,800	37,100	19,900	32,300	50,000
	High	—	—	—	—	—	—
	Low	—	—	—	—	—	—
Monthly Trade Volume		—	—	—	—	—	—

*	The ADR exchange ratio is 3 shares of Common Stock for one ADS.

VII.	Directors and Employee Information

1. Directors

Position		Name	Common Stocks Owned
Chairman	Registered	Young-Key Hwang
Vice Chairman	Registered	Jong-Wook Kim
Managing Director	Registered	Seung –Hee Park
Managing Director	Registered	Jin-hyung Ju
Non-standing Director	Registered	Suk-Jean Kang
Non-standing Director	Registered	Je-Hoon Lee
Non-standing Director	Registered	Sung-Tae Ro
Non-standing Director	Registered	Oh-Seok Hyun
Non-standing Director	Registered	Dosoung Choi
Non-standing Director	Registered	Sung-Hwan Bae
Non-standing Director	Registered	Chung-Sook Moon

2. Employee Status

(units: years, thousands of won)

Items	Staff				Average Tenure	Annual Compensation	Average Compensation Per Person	Note
	Admin.	Manu.	Misc.	Total
Male	46	—	3	49	2.67	2,647,644	54,034
Female	4	—	12	16	2.38	317,482	19,843
Total	51	—	15	65		2,965,126	45,617

*	Based on compensation from Jan. to Sept.

3. Labor Union Membership

Items	Details	Remarks
Total Membership Base	Deputy Director and below
Actual Members	22
Full-time Members	—
Associated Labor Union Group	—
Miscellaneous	—

Related Party Transactions

1. Transactions with Affiliated Parties

a. Transactions of Provisional Payments and Loans (including secured loans)

(units: millions of won)

TYPe	Name	Relation	Transactions of provisional payments & loans
			Item	Conditions					Changes
				Date	Maturity Date	Interest Rate			Beg.	Change		End.
						Loan		Borrow		+	—
	Woori 2nd SPC	subsidiary	Other loan	2002.1.8	2012.1.8	7.5%		—	100	—	—	100
	Woori 3rd SPC	subsidiary	Other loan	2002.4.15	2012.4.15	7.8%		—	27,790	—	—	27,790
	Woori Bank	subsidiary	Other loan	2002.9~ 2002.11	10 yr	4.0%		—	600,000	—	600,000	—
	Kwangju Bank	subsidiary	Other loan	2002. 12.31	10 yr	4.5%		—	50,000	—	—	50,000
	Woori Finance Info. Sys	subsidiary	Other loan	2002.4 ~ 2002.10	4yr	7.3%		—	30,000	—	—	30,000
	Woori F&I	subsidiary	Other loan	2002.9 ~ 2003.3	4yr	7.3 ~ 7.6	% %	—	126,850	—	1,850	125,000
Foreign	—	—	—	—	—	—		—	—	—	—	—
Total									834,740	—	601,850	232,890

b. Payment Transactions

(units: millions of won)

Name	Relation	Transactions of Payments
				Transactions				Gain / Loss
		Item	Par value	Beginning	Increase	Decrease	Ending
Woori Bank	Subsidiary	Investment stock	5,000	5,869,559	750,658		6,620,217
Kyongnam Bank	Subsidiary	Investment stock	5,000	504,628	85,106		589,734
Kwangju Bank	Subsidiary	Investment stock	5,000	364,955	68,123		433,078
Woori Credit Card	Subsidiary	Investment stock	5,000	—	—	—		*1
Woori Finance Info. System	Subsidiary	Investment stock	5,000	7,284	1,070		8,354
Woori F&I	Subsidiary	Investment stock	5,000	35,896	7,535		43,431
Woori 2nd SPC	Subsidiary	Investment stock	5,000	20,016	5,521		25,537
Woori 3rd SPC	Subsidiary	Investment stock	5,000	1,266	14,551		15,817
Woori Inv’t Mgmt	Subsidiary	Investment stock	5,000	34,978	—	13	34,891
Woori Securities	Subsidiary	Investment stock	5,000	168,640	60,558		229,198	*2
Total				7,007,222	1,250,251	2,295	8,00,257

*	The above transactions have been derived using the equity method.
•	1) Losses of 105,581 million won, which was not recognized the last quarter, was recognized in the 2nd quarter. Following the merger of Woori Credit Card into Woori Bank, the invested stocks of Woori Credit Card were merged with invested stocks of Woori Bank
•	2) 15,584,113 Woori Securities shares (47.3% of total shares) were acquired through a stock exchange in the 2nd quarter

c. Real-Estate Transactions (including rent activities)

(1)	Transactions of Real-estate Rent activities

(units: millions of won)

		Transactions of Payments
					Quantity				Information
					Rent		Rent
Name	Relation	Item		location	Inc	Dec	Inc	Dec	Maturity	Guarantee	Rent
Woori Bank	Affiliate	Rent	Bldg	Hoeihyun-dong 1ga, 203bunji	—	—	—	—	2004.7.11~ 2007.6.30	4,153	1,130
Total										4,153	1,130

WOORI FINANCE HOLDINGS CO., LTD.

NON-CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE-MONTH AND NINE-MONTH PERIODS

ENDED SEPTEMBER 30, 2004 AND 2003

AND INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

Independent Accountants’ Review Report

To the Board of Directors and Shareholders of

Woori Finance Holdings Co., Ltd.

We have reviewed the accompanying non-consolidated balance sheet of Woori Finance Holdings Co., Ltd. (the “Company”) as of September 30, 2004 and the related non-consolidated statements of operations and cash flows for the three-month and nine-month periods ended September 30, 2004 and 2003, all expressed in Korean won. These financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these financial statements based on our reviews.

We conducted our reviews in accordance with standards for review of interim financial statements in the Republic of Korea. These standards require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus, provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our reviews, nothing has come to our attention that causes us to believe that such non-consolidated interim financial statements are not presented fairly, in all material respects, in accordance with the financial accounting standards in the Republic of Korea.

We have previously audited, in accordance with auditing standards generally accepted in the Republic of Korea, the non-consolidated balance sheet of the Company as of December 31, 2003 and the related non-consolidated statements of income, appropriations of retained earnings and cash flows for the year then ended (not presented herein) and in our report dated February 17, 2004, we expressed an unqualified opinion on those non-consolidated financial statements. The accompanying non-consolidated balance sheet as of December 31, 2003 comparatively presented does not differ, in material respects, from such audited non-consolidated balance sheet.

Our reviews also comprehended the translation of the Korean won amounts into U.S. dollar amounts and nothing has come to our attention that causes us to believe that such translation is not made in conformity with the basis stated in Note 2 to the accompanying non-consolidated interim financial statements. Such U.S. dollar amounts are presented solely for the convenience of readers outside of the Republic of Korea.

Without affecting our conclusion, we draw attention to the following:

As explained in Notes 1 and 25 to the accompanying non-consolidated interim financial statements, Woori Bank, a subsidiary of the Company, merged with Woori Credit Card Co., Ltd. (“WCC”), a subsidiary of the Company, on March 31, 2004. Woori Bank took over substantially all of the assets and liabilities of WCC by exchanging one common share of WCC with 0.3581 share of Woori Bank and (Won) 330.4 billion (US$ 287.8million) of the difference between (Won) 657.3billion (US$ 572.6million) of net assets acquired from WCC and (Won) 326.9billion (US$ 284.8 million) of consideration for the merger was recorded as capital surplus of Woori Bank. As a result, the number of issued common shares of Woori Bank increased from 570.6 million to 636.0 million and contributed capital of Woori Bank increased from (Won) 2,852.8 billion (US$ 2,485.2 million) to (Won) 3,179.8 billion (US$ 2,770.1 million).

As explained in Notes 1 and 26 to the accompanying non-consolidated interim financial statements, on June 18, 2004 the Company issued 8.6 million new common shares and exchanged them for 15.6 million common shares of Woori Securities, a subsidiary of the Company, in order to wholly own the subsidiary. As a result, the number of issued common shares of the Company increased from 775.5 million to 784.1 million and contributed capital of the Company increased from (Won) 3,877.5 billion (US$ 3,377.9 million) to (Won) 3,920.4 billion (US$ 3,415.3 million).

As explained in Note 27 to the accompanying non-consolidated interim financial statements, on September 15, 2004, the Company made a resolution to acquire 25,877,487 shares of LG Investment & Securities Co., Ltd.’s common stock, 21.2% of ownership interest, for (Won) 297.6 billion (US$ 259.3 million) and on September 23, 2004, the Company has entered into a purchase agreement with LG Card Co., Ltd., which currently owns those common shares of LG Investment & Securities Co., Ltd., and paid a deposit of (Won) 29.8 billion (US$ 25.9 million).

As explained in Note 20 to the accompanying non-consolidated interim financial statements, the Company’s receivables from its subsidiaries as of September 30, 2004 and December 31, 2003 are (Won) 963.8 billion (US$ 839.6 million) and (Won) 1,238.1 billion (US$ 1,078.6), respectively, and payables to its subsidiaries are (Won) 31.3 billion (US$ 27.2 million) and (Won) 18.5 billion (US$ 16.1 million), respectively. In addition, for the nine months ended September 30, 2004 and 2003 revenues from transactions with its subsidiaries are (Won) 25.0 billion (US$ 21.8 million) and (Won) 59.6 billion (US$ 51.9 million), respectively, and expenses from transactions with its subsidiaries are (Won)15.8 billion (US$ 13.8 million) and (Won)13.8 billion (US$ 12.0 million), respectively.

Accounting principles and review standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations or cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those knowledgeable about Korean accounting procedures and review standards and their application in practice.

November 5, 2004

Notice to Readers

This report is effective as of November 5, 2004, the accountants’ review report date. Certain subsequent events or circumstances may have occurred between this review report date and the time the review report is read. Such events or circumstances could significantly affect the accompanying financial statements and may result in modifications to the accountants’ review report.

WOORI FINANCE HOLDINGS CO., LTD.

NON-CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2004 AND DECEMBER 31, 2003

(See Independent Accountants’ Review Report.)

	Korean won				US dollars (Note 2)
	September 30, 2004		December 31, 2003		September 30, 2004		December 31, 2003
	(In millions)				(In thousands)
ASSETS

Cash and bank deposits (Notes 16, 18 and 20)	(Won)	719,328	(Won)	349,585	US$	626,647	US$	304,543
Investment securities of subsidiaries (Notes 3 and 18)		8,000,257		7,007,222		6,969,472		6,104,384
Loans, net of allowance for possible loan losses (Notes 4, 5, 18 and 20)		231,726		830,566		201,870		723,553
Fixed assets (Note 6)		309		293		269		255
Other assets (Notes 7, 10 and 20)		46,511		60,149		40,518		52,399

	(Won)	8,998,131	(Won)	8,247,815	US$	7,838,776	US$	7,185,134

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES
Borrowings (Notes 8 and 18)	(Won)	120,000	(Won)	—	US$	104,538	US$	—
Debentures, net of discounts and reconciliation for conversion rights plus accrued interest and redemption premium (Notes 9, 10 and 18)		2,548,129		2,621,182		2,219,818		2,283,458
Other liabilities (Notes 10, 11, 12 and 20)		40,897		28,738		35,628		25,036

		2,709,026		2,649,920		2,359,984		2,308,494

SHAREHOLDERS’ EQUITY
Common stock (Note 13)		3,920,381		3,877,525		3,415,264		3,377,929
Capital surplus (Note 13)		75,451		61,324		65,730		53,423
Retained earnings (Notes 3 and 13):
Legal reserve		79,177		58,921		68,976		51,329
Voluntary reserve		1,120,000		1,000,000		975,695		871,156
Retained earnings before appropriations (Net income of (Won) 440,157 million and (Won) 202,565 million for the nine months ended September 30, 2004 and for the year ended December 31, 2003, respectively)		308,195		223,945		268,485		195,091

		1,507,372		1,282,866		1,313,156		1,117,576
Capital adjustments (Notes 3 and 14)		785,901		376,180		684,642		327,712

		6,289,105		5,597,895		5,478,792		4,876,640

	(Won)	8,998,131	(Won)	8,247,815	US$	7,838,776	US$	7,185,134

See accompanying notes to non-consolidated interim financial statements.

WOORI FINANCE HOLDINGS CO., LTD.

NON-CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2004 AND 2003

(See Independent Accountants’ Review Report.)

	Korean won								US dollars (Note 2)
	2004				2003				2004				2003
	Three months ended Sep. 30		Nine months ended Sep. 30		Three months ended Sep. 30		Nine months ended Sep. 30		Three months ended Sep. 30		Nine months ended Sep. 30		Three months ended Sep. 30		Nine months ended Sep. 30
	(In millions, except for income per share data)								(In thousands, except for income per share data)
OPERATING REVENUE
Gain on valuation using the equity method of accounting (Notes 3 and 19)	(Won)	292,686	(Won)	539,143	(Won)	—	(Won)	420,371	US$	254,975	US$	469,678	US$	—	US$	366,209
Interest income (Note 20)		7,426		25,053		16,925		54,284		6,469		21,825		14,744		47,290
Gain on valuation of swap contracts (Notes 9 and 20)		1,091		—		7,805		5,296		950		—		6,799		4,614
Gain on foreign currencies transactions		—		2,884		—		—		—		2,512		—		—
Gain on foreign currencies translation		1,144		12,183		7,892		14,894		997		10,614		6,876		12,974
Reversal of allowance for possible loan losses (Note 5)		—		3,141		11,161		14,935		—		2,736		9,723		13,011

		302,347		582,404		43,783		509,780		263,391		507,365		38,142		444,098

OPERATING EXPENSES
Loss on valuation using the equity method of accounting		—		—		(129,083)		—		—		—		(112,451)		—
Interest expense (Note 20)		(37,771)		(112,253)		(33,473)		(103,371)		(32,904)		(97,790)		(29,160)		(90,052)
Loss on valuation of swap contracts (Notes 9 and 20)		—		(12,440)		(9,165)		(12,082)		—		(10,837)		(7,984)		(10,525)
Loss on foreign currencies translation		—		—		(2,409)		(2,409)		—		—		(2,099)		(2,099)
Provision for possible loan losses		(3)		—		—		—		(3)		—		—		—
Fees and commissions (Note 20)		(2,093)		(5,073)		(1,795)		(4,363)		(1,823)		(4,419)		(1,564)		(3,801)
General and administrative (Notes 17 and 20)		(4,299)		(14,124)		(4,749)		(17,098)		(3,745)		(12,305)		(4,137)		(14,895)

		(44,166)		(143,890)		(180,674)		(139,323)		(38,475)		(125,351)		(157,395)		(121,372)

OPERATING INCOME (LOSS)		258,181		438,514		(136,891)		370,457		224,916		382,014		(119,253)		322,726

NON-OPERATING INCOME		1,522		1,724		—		190		1,326		1,502		—		166

NON-OPERATING EXPENSES		(21)		(81)		(520)		(556)		(18)		(71)		(453)		(485)

(continued)

WOORI FINANCE HOLDINGS CO., LTD.

NON-CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2004 AND 2003 (CONTINUED)

(See Independent Accountants’ Review Report.)

	Korean won								US dollars (Note 2)
	2004				2003				2004				2003
	Three months ended Sep. 30		Nine months ended Sep. 30		Three months ended Sep. 30		Nine months ended Sep. 30		Three months ended Sep. 30		Nine months ended Sep. 30		Three months ended Sep. 30		Nine months ended Sep. 30
	(In millions, except for income per common share data)								(In thousands, except for income per common share data)
INCOME (LOSS) BEFORE INCOME TAX EXPENSE		259,682		440,157		(137,411)		370,091		226,224		383,445		(119,706)		322,407

INCOME TAX EXPENSE (Note 15)		—		—		—		—		—		—		—		—

NET INCOME (LOSS)	(Won)	259,682	(Won)	440,157	(Won)	(137,411)	(Won)	370,091	US$	226,224	US$	383,445	US$	(119,706)	US$	322,407

BASIC ORDINARY INCOME (LOSS) PER COMMON SHARE (Note 21)	(Won)	331	(Won)	565	(Won)	(177)	(Won)	480	US$	0.289	US$	0.492	US$	(0.154)	US$	0.418

BASIC NET INCOME (LOSS) PER COMMON SHARE (Note 21)	(Won)	331	(Won)	565	(Won)	(177)	(Won)	480	US$	0.289	US$	0.492	US$	(0.154)	US$	0.418

DILUTED ORDINARY INCOME (LOSS) PER COMMON SHARE (Note 21)	(Won)	324	(Won)	558	(Won)	(177)	(Won)	468	US$	0.282	US$	0.486	US$	(0.154)	US$	0.408

DILUTED NET INCOME (LOSS) PER COMMON SHARE (Note 21)	(Won)	324	(Won)	558	(Won)	(177)	(Won)	468	US$	0.282	US$	0.486	US$	(0.154)	US$	0.408

See accompanying notes to non-consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD.

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2004 AND 2003

(See Independent Accountants’ Review Report.)

	Korean won								US dollars (Note 2)
	2004				2003				2004				2003
	Three months ended Sep. 30		Nine months ended Sep. 30		Three months ended Sep. 30		Nine months ended Sep. 30		Three months ended Sep. 30		Nine months ended Sep. 30		Three months ended Sep. 30		Nine months ended Sep. 30
	(In millions)								(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	(Won)	259,682	(Won)	440,157	(Won)	(137,411)	(Won)	370,091	US$	226,224	US$	383,445	US$	(119,706)	US$	322,407

Adjustments to reconcile net income (loss) to net cash used in operating activities:
Loss on valuation using the equity method of accounting		—		—		129,083		—		—		—		112,451		—
Interest expense (amortization of discounts on debentures)		2,797		8,807		2,937		8,155		2,437		7,672		2,559		7,104
Provision for possible loan losses		3		—		—		—		3		—		—		—
Loss on valuation of swap contracts		—		12,440		9,165		12,082		—		10,837		7,984		10,525
Loss on foreign currencies translation		—		—		2,409		2,409		—		—		2,099		2,099
Provision for severance benefits		38		63		20		287		33		55		17		250
Depreciation		39		125		35		105		34		109		30		91
Amortization on intangible assets		5		14		3		10		4		12		3		9
Stock compensation		114		343		117		351		99		299		102		306
Other non-operating expense		—		8		—		—		—		7		—		—
Gain on valuation using the equity method of accounting		(292,686)		(539,143)		—		(420,371)		(254,975)		(469,678)		—		(366,209)
Interest income (long-term accrued interest)		(568)		(1,690)		(6,690)		(19,659)		(495)		(1,472)		(5,828)		(17,126)
Gain on valuation of swap contracts		(1,091)		—		(7,805)		(5,296)		(950)		—		(6,799)		(4,614)
Gain on foreign currencies translation		(1,144)		(12,183)		(7,892)		(14,894)		(997)		(10,614)		(6,876)		(12,974)
Reversal of allowance for possible loan losses		—		(3,141)		(11,161)		(14,935)		—		(2,736)		(9,723)		(13,011)
Gain on disposal of tangible assets		(2)		(15)		—		—		(2)		(13)		—		—
Other non-operating revenue		—		(11)		—		—		—		(10)		—		—

		(292,495)		(534,383)		110,221		(451,756)		(254,809)		(465,532)		96,019		(393,550)

(continued)

WOORI FINANCE HOLDINGS CO., LTD.

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2004 AND 2003 (CONTINUED)

(See Independent Accountants’ Review Report.)

	Korean won								US dollars (Note 2)
	2004				2003				2004				2003
	Three months ended Sep. 30		Nine months ended Sep. 30		Three months ended Sep. 30		Nine months ended Sep. 30		Three months ended Sep. 30		Nine months ended Sep. 30		Three months ended Sep. 30		Nine months ended Sep. 30
	(In millions)								(In thousands)
Changes in operating assets and liabilities:
Decrease (increase) in other receivables	(Won)	(2)	(Won)	128	(Won)	—	(Won)	4	US$	(2)	US$	112	US$	—	US$	3
Decrease in accrued income		218		27,983		433		2,025		190		24,378		377		1,764
Decrease in currency swap contracts		—		16,463		—		—		—		14,342		—		—
Increase in advance payment		(29,775)		(29,794)		(5)		(5)		(25,939)		(25,955)		(4)		(4)
Decrease (increase) in prepaid expenses		185		466		(42)		769		161		406		(37)		670
Decrease (increase) in prepaid income tax		(82)		1,247		(1,600)		1,467		(71)		1,086		(1,394)		1,278
Retirement benefits payments		(37)		(567)		—		—		(32)		(494)		—		—
Decrease in retirement insurance		11		448		—		—		10		390		—		—
Increase (decrease) in other payables		(1,308)		(404)		(95)		233		(1,139)		(352)		(82)		203
Increase (decrease) in accrued expenses		367		280		(3,497)		(3,658)		320		244		(3,046)		(3,187)
Increase (decrease) in withholdings		(27)		(100)		85		99		(25)		(87)		74		87

		(30,450)		16,150		(4,721)		934		(26,527)		14,071		(4,112)		814

Net cash used in operating activities		(63,263)		(78,076)		(31,911)		(80,731)		(55,112)		(68,017)		(27,799)		(70,329)

CASH FLOWS FROM INVESTING ACTIVITIES:
Dividend income		400,017		673,711		386,381		539,989		348,478		586,907		336,598		470,415
Collection of loans		—		1,850		19,200		29,600		—		1,612		16,726		25,786
Collection of other loans		—		600,000		65,411		357,697		—		522,694		56,983		311,610
Disposition of tangible assets		4		52		—		—		3		45		—		—
Acquisition of investment securities of subsidiaries		—		(800,000)		(640,000)		(840,000)		—		(696,925)		(557,540)		(731,771)
Increase in loans		—		—		(31,850)		(121,850)		—		—		(27,746)		(106,150)

(continued)

WOORI FINANCE HOLDINGS CO., LTD.

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2004 AND 2003 (CONTINUED)

(See Independent Accountants’ Review Report.)

	Korean won								US dollars (Note 2)
	2004				2003				2004				2003
	Three months ended Sep. 30		Nine months ended Sep. 30		Three months ended Sep. 30		Nine months ended Sep. 30		Three months ended Sep. 30		Nine months ended Sep. 30		Three months ended Sep. 30		Nine months ended Sep. 30
	(In millions)								(In thousands)
Acquisition of tangible assets	(Won)	(2)	(Won)	(179)	(Won)	—	(Won)	(18)	US$	(2)	US$	(156)	US$	—	US$	(16)
Acquisition of intangible assets		(2)		(13)		—		(3)		(2)		(11)		—		(3)
Increase in guarantee deposits		(333)		(333)		—		—		(290)		(290)		—		—

Net cash provided by (used in) investing activities		399,684		475,088		(200,858)		(34,585)		348,187		413,876		(174,979)		(30,129)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from borrowings		—		120,000		150,000		150,000		—		104,539		130,673		130,673
Proceeds from debentures in local currency		329,330		698,255		299,128		319,128		286,898		608,289		260,587		278,010
Proceeds from debentures in foreign currencies		—		—		1,179		49,812		—		—		1,027		43,394
Capital increase with consideration		—		—		—		38,450		—		—		—		33,496
Payment of borrowings		(100,000)		—		—		(100,000)		(87,116)		—		—		(87,116)
Payment of debentures in local currency		(300,000)		(600,000)		(66,680)		(66,680)		(261,347)		(522,694)		(58,089)		(58,089)
Payment of debentures in foreign currencies		—		(167,940)		—		—		—		(146,302)		—		—
Share issuance cost		—		(16)		(544)		(574)		—		(14)		(473)		(500)
Payment of dividends		—		(77,550)		—		(57,262)		—		(67,558)		—		(49,883)
Acquisition of treasury stocks		(18)		(18)		—		—		(15)		(15)		—		—

Net cash provided by (used in) financing activities		(70,688)		(27,269)		383,083		332,874		(61,580)		(23,755)		333,725		289,985

NET INCREASE IN CASH AND BANK DEPOSITS		265,733		369,743		150,314		217,558		231,495		322,104		130,947		189,527
CASH AND BANK DEPOSITS, BEGINNING OF THE PERIOD		453,595		349,585		140,500		73,256		395,152		304,543		122,397		63,817

CASH AND BANK DEPOSITS, END OF THE PERIOD (Note 16)	(Won)	719,328	(Won)	719,328	(Won)	290,814	(Won)	290,814	US$	626,647	US$	626,647	US$	253,344	US$	253,344

See accompanying notes to non-consolidated interim financial statement.

WOORI FINANCE HOLDINGS CO., LTD.

NOTES TO NON-CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE-MONTH AND NINE-MONTH PERIODS

ENDED SEPTEMBER 30, 2004 AND 2003

(See Independent Accountants’ Review Report.)

1. GENERAL

(1)	Woori Finance Holdings Co., Ltd.

Woori Finance Holdings Co., Ltd. (the “Company”) was incorporated on March 27, 2001, to engage in the business of managing the following five financial institutions, Woori Bank (formerly Hanvit Bank), Kyongnam Bank, Kwangju Bank, Woori Credit Card Co., Ltd. (formerly Peace Bank of Korea and merged into Woori Bank on March 31, 2004) and Woori Investment Bank (merged into Woori Bank on July 31, 2003), whose shares were contributed to the Company by the Korea Deposit Insurance Corporation (the “KDIC”) in accordance with the provisions of the Financial Holding Company Act. As a result of its functional restructuring, the Company owns nine subsidiaries and four 2nd-tier subsidiaries as of September 30, 2004.

Upon incorporation, the Company’s stock amounted to (Won) 3,637,293 million (US$ 3,168,650 thousand), consisting of 727,458,609 common shares ((Won)5,000 per share) issued and outstanding. As a result of several capital increases and exercise of warrants since incorporation, as of September 30, 2004, the Company’s stock amounted to (Won) 3,920,381 million (US$ 3,415,264 thousand), consisting of 784,076,172 common shares issued and outstanding of which the KDIC owns 628,458,609 shares (80.15%).

On June 24, 2002, the Company listed its common shares on the Korea Stock Exchange through a public offering at a price of (Won) 6,800 per share with 36,000,000 new shares and 54,000,000 issued shares.

The Company was registered with the Securities and Exchange Commission in the United States of America and listed its American Depositary Shares on the New York Stock Exchange on September 29, 2003.

(2)	Subsidiaries

General information pertaining to the Company’s subsidiaries as of September 30, 2004 does not differ materially from that as of December 31, 2003 except for set forth below.

a.	Woori Bank, a subsidiary of the Company, merged with WCC, a subsidiary of the Company, on March 31, 2004. Woori Bank issued 0.3581 new common shares per one common share of WCC.

Accordingly, the number of issued common shares of Woori Bank increased from 571 million to 636 million and contributed capital of Woori Bank increased from (Won) 2,852.8 billion (US$2,485.2 million) to (Won) 3,179.8 billion (US$2,770.1 million).

b.	For the three-month period ended March 31, 2004, Woori Bank additionally acquired PT. Bank Woori Indonesia’s 231 shares of common stock which are 13.6% ownership interest in the 2nd-tier subsidiary of the Company.

c.	For the three-month period ended June 30, 2004, the Company additionally acquired Woori Securities Co., Ltd.’s 15,584,113 shares of common stock which are 47.3% ownership interest in the subsidiary of the Company. As a result, the number of issued common shares of the Company increased from 775.5 million to 784.1 million and contributed capital of the Company increased from (Won) 3,877.5 billion (US$ 3,377.9 million) to (Won) 3,920.4 billion (US$ 3,415.3 million) and Woori Securities Co., Ltd. became a wholly owned subsidiary.

d.	The summary of subsidiaries as of September 30, 2004 is as follows:

Parent companies	Subsidiaries	Number of shares owned	Percentage of owner- ship (%)	Fiscal year end
Woori Finance Holdings Co., Ltd.	Woori Bank	635,956,580	100.0	December 31
”	Kyongnam Bank	51,800,000	99.9	December 31
”	Kwangju Bank	34,080,000	99.9	December 31
”	Woori Finance Information System Co., Ltd. (WFIS)	900,000	100.0	December 31
”	Woori F&I Co., Ltd. (WF&I)	2,000,000	100.0	December 31
”	Woori Second Asset Securitization Specialty Co., Ltd. (WASS2)	1,900	95.0	December 31
”	Woori Third Asset Securitization Specialty Co., Ltd. (WASS3)	2,000	100.0	December 31
”	Woori Investment Trust Management Co., Ltd. (WITM)	6,000,000	100.0	March 31
”	Woori Securities Co., Ltd. (Woori Securities)	32,956,413	100.0	March 31

Woori Bank	Woori Credit Information Co., Ltd. (WCI)	1,008,000	100.0	December 31
”	Woori America Bank (WAB)	8,500,000	100.0	December 31
”	PT. Bank Woori Indonesia (BWI)	1,618	95.2	December 31
Woori F&I Co., Ltd.	Woori CA Asset Management Co., Ltd. (WCAAMC)	408,000	51.0	December 31

e.	The summary of subsidiaries as of December 31, 2003 was as follows:

Parent companies	Subsidiaries	Number of shares owned	Percentage of owner- ship (%)	Fiscal year end
Woori Finance Holdings Co., Ltd.	Woori Bank (*1)	570,567,520	100.0	December 31
”	Kyongnam Bank	51,800,000	99.9	December 31
”	Kwangju Bank	34,080,000	99.9	December 31
”	Woori Credit Card Co., Ltd. (*2)	22,600,000	100.0	December 31
”	Woori Finance Information System Co., Ltd.	900,000	100.0	December 31
”	Woori F&I Co., Ltd.	2,000,000	100.0	December 31
”	Woori Second Asset Securitization Specialty Co., Ltd.	1,900	95.0	December 31
”	Woori Third Asset Securitization Specialty Co., Ltd.	2,000	100.0	December 31
”	Woori Investment Trust Management Co., Ltd.	6,000,000	100.0	March 31
”	Woori Securities Co., Ltd. (*3)	17,372,300	52.7	March 31

Woori Bank	Woori Credit Information Co., Ltd.	1,008,000	100.0	December 31
”	Woori America Bank (*4)	8,500,000	100.0	December 31
”	P.T. Bank Woori Indonesia	1,387	81.6	December 31
Woori F&I Co., Ltd.	Woori CA Asset Management Co., Ltd.	408,000	51.0	December 31

(*1)	The number of outstanding shares of Woori Bank increased by 17,687,520 shares as a result of Woori Bank’s merger with Woori Investment Bank on July 31, 2003.
(*2)	On March 27, 2003, the Company purchased 40,000,000 new shares of WCC for (Won) 200,000 million (US$ 174,231 thousand) and on September 30, 2003, the Company purchased 128,000,000 new shares of WCC for (Won) 640,000 million (US$ 557,540 thousand). However, WCC curtailed 380,000,000 shares amounting to (Won) 1,900,000 million (US$ 1,655,196 thousand) in a capital reduction without consideration on December 22, 2003.
(*3)	The Company purchased 4,121,730 shares of Woori Securities for (Won) 16,899 million (US$ 14,722 thousand) on November 28, 2003.
(*4)	Woori Bank purchased 1,500,000 new shares of WAB for US$ 15 million on September 3, 2003.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Financial Statement Presentation

The Company maintains its official accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been restructured and translated into English from the Korean language financial statements.

The US dollar amounts presented in these non-consolidated interim financial statements were computed by translating Korean won amounts into US dollars amounts at the rate of (Won) 1,147.9 to US$ 1.00 the Base Rate announced by Seoul Money Brokerage Service, Ltd. at September 30, 2004, solely for the convenience of the readers outside of the Republic of Korea. This convenience translation into US dollars should not be construed as representations that the Korean won amounts have been, could have been, or could in the future be, converted at this or any other rate of exchange.

The accounting policies, which have been adopted in preparing the accompanying non-consolidated interim financial statements, are not different materially from those used in preparing the non-consolidated financial statements for the year ended December 31, 2003.

3. INVESTMENT SECURITIES OF SUBSIDIARIES

(1)	Changes in equity securities during the nine-month period ended September 30, 2004, which are accounted for using the equity method of accounting, are as follows (Unit: Korean won in millions):

	January 1, 2004		Gain (loss) on valuation using the equity method		Capital adjust- ments		Other increase (decrease)		September 30, 2004
Woori Bank	(Won)	5,869,559	(Won)	840,777	(Won)	352,309	(Won)	(442,428)	(Won)	6,620,217
Kyongnam Bank		504,628		82,723		15,354		(12,971)		589,734
Kwangju Bank		364,955		67,015		9,668		(8,560)		433,078
Woori Credit Card (*1)		—		(466,410)		1,677		464,733		—
Woori Finance Information System		7,284		1,070		—		—		8,354
Woori F&I		35,896		5,464		3,571		(1,500)		43,431
Woori Second Asset Securitization Specialty		20,016		5,521		—		—		25,537
Woori Third Asset Securitization Specialty		1,266		(2,240)		16,791		—		15,817
Woori Investment Trust Management		34,978		2,313		—		(2,400)		34,891
Woori Securities		168,640		2,910		9,335		48,313		229,198

	(Won)	7,007,222	(Won)	539,143	(Won)	408,705	(Won)	45,187	(Won)	8,000,257

(*1)	(Won) 105,581 million (US$ 91,978 thousand) of unrecorded loss on valuation of the equity securities in WCC in 2003 due to discontinuance of the equity method of accounting was reflected in the other increase or decrease for the nine months ended September 30, 2004. In addition, the investment securities of WCC were combined in those of Woori Bank since WCC was merged into Woori Bank on March 31, 2004.
(2)	The reconciliation between the acquisition costs and the book value as of December 31, 2003 is summarized as follows (Unit: Korean won in millions):

	Acquisition cost		Gain (loss) on valuation using the equity method		Capital adjust- ments		Other increase (decrease)		Dec. 31, 2003
Woori Bank	(Won)	2,764,400	(Won)	2,760,234	(Won)	800,161	(Won)	(455,236)	(Won)	5,869,559
Kyongnam Bank		259,000		235,406		32,074		(21,852)		504,628
Kwangju Bank		170,403		195,597		9,508		(10,553)		364,955

	Acquisition cost		Gain (loss) on valuation using the equity method		Capital adjust- ments		Other increase (decrease)		Dec. 31, 2003
Woori Credit Card (*1)		273,000		(1,490,901)		(522,099)		1,740,000		—
Woori Investment Bank	(Won)	170,493	(Won)	44,780	(Won)	34,627	(Won)	(249,900)	(Won)	—
Woori Finance Information System		5,244		2,238		6		(204)		7,284
Woori F&I		10,094		23,304		3,998		(1,500)		35,896
Woori First Asset Securitization Specialty		10		(10)		—		—		—
Woori Second Asset Securitization Specialty		10		33,006		—		(13,000)		20,016
Woori Third Asset Securitization Specialty		10		(2,678)		13,824		(9,890)		1,266
Woori Investment Trust Management		39,128		3,350		—		(7,500)		34,978
Woori Securities		152,662		1,759		2,560		11,659		168,640

	(Won)	3,844,454	(Won)	1,806,085	(Won)	374,659	(Won)	982,024	(Won)	7,007,222

(*1)	In 2003, the equity method of accounting was discontinued for the valuation of investment securities in WCC as the investment balance was reduced to zero during the year.
(3)	The details of other increase or decrease during the nine-month period ended September 30, 2004 are as follows (Unit: Korean won in millions):

	Merger between subsidiaries		Acquisition		Retained earnings		Dividends received		Total
Woori Bank	(Won)	200,163	(Won)	—	(Won)	(2,936)	(Won)	(639,655)	(Won)	(442,428)
Kyongnam Bank		—		—		(21)		(12,950)		(12,971)
Kwangju Bank		—		—		(40)		(8,520)		(8,560)
Woori Credit Card		(200,163)		800,000		(135,104)		—		464,733
Woori F&I		—		—		—		(1,500)		(1,500)
Woori Investment Trust Management		—		—		—		(2,400)		(2,400)
Woori Securities		—		56,999		—		(8,686)		48,313

	(Won)	—	(Won)	56,999	(Won)	(138,101)	(Won)	(673,711)	(Won)	45,187

(4)	The details of other increase or decrease during the period from the acquisitions of the securities to December 31, 2003 are as follows (Unit: Korean won in millions):

	Acquisition (disposition)		Retained earnings		Dividends received		Total
Woori Bank (*1)	(Won)	227,084	(Won)	(108,430)	(Won)	(573,890)	(Won)	(455,236)
Kyongnam Bank		—		(11,492)		(10,360)		(21,852)
Kwangju Bank		—		(3,737)		(6,816)		(10,553)
Woori Credit Card		1,740,000		—		—		1,740,000
Woori Investment Bank		(249,666)		(234)		—		(249,900)
Woori Finance Information System		—		(204)		—		(204)
Woori F&I		—		—		(1,500)		(1,500)
Woori Second Asset Securitization Specialty		—		—		(13,000)		(13,000)
Woori Third Asset Securitization Specialty		—		(9,890)		—		(9,890)
Woori Investment Trust Management		—		—		(7,500)		(7,500)
Woori Securities		16,959		—		(5,300)		11,659

	(Won)	1,734,377	(Won)	(133,987)	(Won)	(618,366)	(Won)	982,024

(*1)	Woori Bank recorded a gain on disposition of the investment in WITM amounting to (Won) 17,715 million (US$ 15,433 thousand) and a loss on disposition of the investment in Woori Securities amounting to (Won) 40,297 million (US$ 35,105 thousand) which were recorded in capital surplus of Woori Bank in 2002. The Company recognized these amounts as an increase and a decrease, respectively, in acquisition cost of the investment in Woori Bank in 2002.

(5)	For investments in the subsidiaries accounted for using the equity method, the excess of the acquisition cost over the proportionate net asset value on the acquisition date is amortized using the straight-line method over 20 years while excess of the proportionate net asset value on the acquisition date over the acquisition cost is amortized over 5 years.

The details of changes in the difference between the acquisition cost and the proportionate net asset value on the acquisition date during the nine-month period ended September 30, 2004 are as follows (Unit: Korean won in millions):

	January 1, 2004		Increase or decrease		Amortization		September 30, 2004
Woori Bank	(Won)	264,026	(Won)	24,056	(Won)	12,363	(Won)	275,719
Kyongnam Bank		7,565		—		334		7,231
Kwangju Bank		16,442		—		725		15,717
Woori Credit Card		24,415		(24,056)		359		—
Woori F&I		84		—		4		80
Woori Securities		(30,223)		(113,999)		(10,233)		(133,989)

	(Won)	282,309	(Won)	(113,999)	(Won)	3,552	(Won)	164,758

The details of changes in the difference between the acquisition cost and the proportionate net asset value on the acquisition date during the period from the acquisition to December 31, 2003 are as follows (Unit: Korean won in millions):

	The initial difference at acquisition		Increase or decrease		Amortization		December 31, 2003
Woori Bank	(Won)	328,323	(Won)	(17,300)	(Won)	46,997	(Won)	264,026
Kyongnam Bank		8,900		—		1,335		7,565
Kwangju Bank		19,343		—		2,901		16,442
Woori Credit Card		28,721		—		4,306		24,415
Woori Investment Bank		5,979		(5,282)		697		—
Woori Finance Information System		(110)		—		(110)		—
Woori F&I		94		—		10		84
Woori Securities		355		(30,223)		355		(30,223)

	(Won)	391,605	(Won)	(52,805)	(Won)	56,491	(Won)	282,309

(6)	The details of the elimination of unrealized intercompany income or loss for the nine-month period ended September 30, 2004 are as follows (Unit: Korean won in millions):

	Operating revenues		Operating expenses		Non-operating income		Non-operating expenses		Total
Woori Bank	(Won)	1,069	(Won)	—	(Won)	1,720	(Won)	(90)	(Won)	2,699
Kyongnam Bank		—		—		—		(14)		(14)
Kwangju Bank		—		—		—		(88)		(88)
Woori Credit Card		—		—		—		(173)		(173)
Woori Finance Information System		(563)		—		—		—		(563)

	(Won)	506	(Won)	—	(Won)	1,720	(Won)	(365)	(Won)	1,861

4. LOANS

Loans as of September 30, 2004 and December 31, 2003 are as follows:

	Issuance date	Maturity date	Annual interest rate (%)	Korean won				US dollars (Note 2)
				Sep. 30, 2004		Dec. 31, 2003		Sep. 30, 2004		Dec. 31, 2003
				(In millions)				(In thousands)
Woori Finance Information System (*1)	Oct. 31, 2002	Oct. 31, 2006	7.3	(Won)	30,000	(Won)	30,000	US$	26,135	US$	26,135

Woori F&I (*2)	Dec. 20, 2002	Dec. 20, 2006	7.6		3,150		5,000		2,744		4,356
”	Mar. 25, 2003	Mar. 25, 2007	7.3		90,000		90,000		78,404		78,404
”	Jul. 7, 2003	Jul. 7, 2007	7.3		23,000		23,000		20,037		20,037
”	Jul. 29 2003	Jul. 29 2007	7.3		8,850		8,850		7,710		7,710

					125,000		126,850		108,895		110,507

WASS2:
2-1 non-guaranteed privately placed bond (*3)	Jan. 8, 2002	Jan. 8, 2012	7.5		100		100		87		87

WASS3:
3-1 non-guaranteed privately placed bond (*3)	Apr. 15, 2002	Apr. 15, 2012	7.8		27,790		27,790		24,209		24,209

Woori Bank:
1st non-guaranteed subordinated convertible bonds	Sep. 27, 2002	Sep. 27, 2012	—		—		150,000		—		130,673
2nd non-guaranteed subordinated convertible bonds	Oct. 30, 2002	Oct. 30, 2012	—		—		200,000		—		174,231
3rd non-guaranteed subordinated convertible bonds	Nov. 28, 2002	Nov. 28, 2012	—		—		250,000		—		217,789

					—		600,000		—		522,693

Kwangju Bank:
Non-guaranteed subordinated convertible bonds (*4)	Dec. 31, 2002	Dec. 31, 2012	—		50,000		50,000		43,558		43,558

Total					232,890		834,740		202,884		727,189

Allowance for possible loan losses (Note 5)					(1,164)		(4,174)		(1,014)		(3,636)

Net				(Won)	231,726	(Won)	830,566	US$	201,870	US$	723,553

(*1)	Loans granted to finance the transaction among Woori Bank, WCC and WFIS, in which Woori Bank and WCC transferred their IT equipment to WFIS.

(*2)	Loans granted to finance the acquisitions of the securitization debentures and the investment equity securities related to the joint venture special entities of WF&I.
(*3)	The principal of the non-guaranteed privately placed bonds listed above shall be fully repaid on the maturity date, however, the trustees may exercise early redemption rights to pay in part or in whole the principal in accordance with the business trust contract pursuant to the asset securitization plan.
(*4)	The coupon rate on the bonds is zero and the guaranteed return is 155.29%. The conversion price is (Won) 5,000 and conversion rights are valid from one year after the issuance date to one month before the maturity date. The common shares of Kwangju Bank will be issued upon conversion.

5. ALLOWANCE FOR POSSIBLE LOAN LOSSES

(1)	Allowances for possible loan losses as of September 30, 2004 and December 31, 2003 are as follows:

	Korean won				US dollars (Note 2)
	Sep. 30, 2004		Dec. 31, 2003		Sep. 30, 2004		Dec. 31, 2003
	(In millions)				(In thousands)
Loans:
Woori Bank	(Won)	—	(Won)	3,000	US$	—	US$	2,613
Kwangju Bank		250		250		218		218
Woori Finance Information System		150		150		131		131
Woori F&I		624		634		543		552
Woori Second Asset Securitization Specialty		1		1		1		1
Woori Third Asset Securitization Specialty		139		139		121		121

Sub-total		1,164		4,174		1,014		3,636

Long-term accrued interest income:
Woori Bank		—		140		—		122
Kwangju Bank		20		11		17		10

Sub-total		20		151		17		132

Total	(Won)	1,184	(Won)	4,325	US$	1,031	US$	3,768

(2)	Changes in allowances for possible loan losses during the nine-month periods ended September 30, 2004 and 2003 and the year ended December 31, 2003 are as follows (Unit: Korean won in millions):

	Nine months ended Sep. 30, 2004		Year ended Dec. 31, 2003		Nine months ended Sep. 30, 2003
Beginning balance	(Won)	4,325	(Won)	147,381	(Won)	147,381
Write-off of loans		—		(127,400)		(127,400)
Provision for possible loan loss (reversal of allowance for doubtful loans)		(3,141)		(15,656)		(14,935)

Ending balance	(Won)	1,184	(Won)	4,325	(Won)	5,046

6.	FIXED ASSETS

(1)	Changes in tangible assets for the nine-month period ended September 30, 2004 are as follows (Unit: Korean won in millions):

	Jan. 1, 2004		Acquisition		Disposition		Depreciation		Sep. 30, 2004
Vehicles	(Won)	57	(Won)	—	(Won)	35	(Won)	14	(Won)	8
Furniture and equipment		124		126		2		85		163
Structures in leased offices		61		53		—		26		88

	(Won)	242	(Won)	179	(Won)	37	(Won)	125	(Won)	259

(2)	Changes in intangible assets for the nine-month period ended September 30, 2004 are as follows (Unit: Korean won in millions):

	Jan. 1, 2004		Acquisition		Amortization		Sep. 30, 2004
Software	(Won)	20	(Won)	—	(Won)	5	(Won)	15
Industrial property right		31		13		9		35

	(Won)	51	(Won)	13	(Won)	14	(Won)	50

Accumulated amortization of software and industrial property right amounted to (Won) 18 million (US$ 16 thousand) and (Won) 23 million (US$ 20 thousand), respectively, as of September 30, 2004.

7. OTHER ASSETS

Other assets as of September 30, 2004 and December 31, 2003 are as follows:

	Korean won				US dollars (Note 2)
	Sep. 30, 2004		Dec. 31, 2003		Sep. 30, 2004		Dec. 31, 2003
	(In millions)				(In thousands)
Guarantee deposits	(Won)	4,204	(Won)	3,871	US$	3,662	US$	3,372
Other receivables		1,721		1,146		1,499		998
Accrued income		5,176		31,471		4,509		27,416
Currency swaps (Notes 9 and 10)		—		16,463		—		14,342
Advance payment		29,795		1		25,956		1
Prepaid expenses		328		794		286		692
Prepaid income tax		5,307		6,554		4,623		5,710

Total		46,531		60,300		40,535		52,531

Allowance for losses for accrued interest (Note 5)		(20)		(151)		(17)		(132)

Net	(Won)	46,511	(Won)	60,149	US$	40,518	US$	52,399

8. BORROWINGS

Borrowings in local currency and line of credit as of September 30, 2004 and December 31, 2003 are as follows:

	Annual interest rate (%)	Maturity	Korean won			US dollars (Note 2)
			Sep. 30, 2004	Dec. 31, 2003		Sep. 30, 2004		Dec. 31, 2003
			(In millions)			(In thousands)
Hana Bank	(*1)	Oct. 30, 2004	(Won)—	(Won)	—	US$	—	US$	—
KorAm Bank	(*2)	Sep. 30, 2005	60,000		—		52,269		—
Shinhan Bank	(*3)	Aug. 19, 2005	60,000		—		52,269		—
Korea First Bank	(*4)	Jul. 16, 2005	—		—		—		—
Samsung Insurance Company (*5)	6.10%	Sep. 15, 2005	—		—		—		—

			(Won) 120,000	(Won)	—	US$	104,538	US$	—

(*1)	Interest at 3-month Negotiable Certificate of Deposit (“CD”) rate + 1.2%. Early redemption is permitted. The borrowing is made under the line of credit of (Won) 200,000 million (US$ 174,231 thousand) as of September 30, 2004.

(*2)	Interest at 3-month CD rate +1.3%. Early redemption is permitted. The borrowing is made under the line of credit of (Won) 100,000 million (US$ 87,116 thousand) as of September 30, 2004.
(*3)	Interest at 3-month CD rate +1.4%. Early redemption is permitted. The borrowing is made under the line of credit of (Won) 200,000 million (US$ 174,231 thousand) as of September 30, 2004.
(*4)	Interest at 3-month CD rate +1.5%. Early redemption is permitted. The borrowing is made under the line of credit of (Won) 100,000 million (US$ 87,116 thousand) as of September 30, 2004.
(*5)	The borrowing is made under the line of credit of (Won) 100,000 million (US$87,116 thousand) as of September 30, 2004.

9. DEBENTURES

(1)	Debentures in local currency as of September 30, 2004 and December 31, 2003 are as follows:

1) Bonds

	Issue date	Annual interest rate (%)	Maturity	Korean won				US dollars (Note 2)
				Sep. 30, 2004		Dec. 31, 2003		Sep. 30, 2004		Dec. 31, 2003
				(In millions)				(In thousands)
The 2nd bonds	Sep. 28, 2001	5.00	Sep. 28, 2004	(Won)	—	(Won)	300,000	US$	—	US$	261,347
The 3rd bonds	Dec. 03, 2001	5.93	Dec. 03, 2004		300,000		300,000		261,347		261,347
The 4th bonds	Dec. 17, 2001	6.00	Dec. 17, 2004		150,000		150,000		130,673		130,673
The 5th bonds	Dec. 28, 2001	6.86	Jun. 28, 2004		—		300,000		—		261,347
The 7th bonds	Nov. 27, 2002	5.80	Nov. 27, 2005		300,000		300,000		261,347		261,347
The 8th bonds	Dec. 26, 2002	6.05	Dec. 26, 2007		200,000		200,000		174,230		174,230
The 9th bonds	Sep. 19, 2003	4.64	Sep. 19, 2006		300,000		300,000		261,347		261,347
The 10th bonds	Dec. 16, 2003	5.92	Dec. 16, 2008		300,000		300,000		261,347		261,347
The 11th bonds	Jun. 18. 2004	5.05	Jun. 18, 2009		370,000		—		322,328		—
The 12th bonds	Jul. 26. 2004	4.84	Jul. 26, 2009		230,000		—		200,366		—
The 13th bonds	Aug.31 2004	4.42	Aug. 31, 2005		100,000		—		87,116		—

Total					2,250,000		2,150,000		1,960,101		1,872,985
Less: discounts					(4,075)		(7,403)		(3,550)		(6,449)

				(Won)	2,245,925	(Won)	2,142,597	US$	1,956,551	US$	1,866,536

2) Convertible bonds

	Issue date	Annual interest rate (%)	Maturity	Korean won				US dollars (Note2)
				Sep. 30, 2004		Dec. 31, 2003		Sep. 30, 2004		Dec. 31, 2003
				(In millions)				(In thousands)
The convertible bonds	Mar. 26, 2003	—	Mar. 26, 2006	(Won)	20,000	(Won)	20,000	US$	17,423	US$	17,423
Add: redemption premium					2,314		2,314		2,016		2,016
Less: reconciliation for conversion rights					(1,698)		(2,509)		(1,479)		(2,186)

				(Won)	20,616	(Won)	19,805	US$	17,960	US$	17,253

The unguaranteed privately placed convertible bonds were issued to Lehman Brothers HY Opportunities Korea Inc.. The coupon rate is zero whereas yield to maturity of 3.683 % was guaranteed if the bonds would not be converted. The conversion price is (Won) 5,380 per share which might be adjusted due to additional stock issuances, stock dividends, and split or reverse split of shares. The number of the shares to be issued upon conversion is 3,717,472. The conversion rights are valid from one year after the issuance date to one month before the maturity date. The Company is obligated to issue new common shares upon the requests of the bondholders while the purchaser is obligated to hold the bonds or converted shares, if converted, until September 26, 2004.

(2)	Debentures in foreign currencies as of September 30, 2004 and December 31, 2003 are as follows (Unit: Korean won in millions, US dollars in thousands, and Japanese yen in thousands):

1) Bonds in foreign currencies

	Issue date	Annual interest rate (%)	Maturity	Foreign currencies
				Sep. 30, 2004		Dec. 31, 2003
Floating rate notes	Nov. 2, 2001	(*1)	Nov. 2, 2004	US$	150,000	US$	150,000
Less: discount					(21)		(204)

				US$	149,979	US$	149,796

Korean won equivalent				(Won)	172,161	(Won)	179,426

Yen denominated bonds	Jan. 16, 2002	1.74	Jan. 16, 2004	JPY	—	JPY	15,000,000
Less: discount					—		(1,563)

				JPY	—	JPY	14,998,437

Korean won equivalent				(Won)	—	(Won)	167,922

Total				(Won)	172,161	(Won)	347,348

(*1)	London Interbank Offered Rate (LIBOR) (6 months) + 1.6%

2)	Convertible bonds in foreign currency

	Issue date	Annual interest rate (%)	Maturity	Foreign currencies
				Sep. 30, 2004		Dec. 31, 2003
Convertible bonds (*1)	Sep. 27, 2002	—	Sep. 27, 2005	US$	36,000	US$	36,000
Long-term accrued interest					2,162		1,345

				US$	38,162	US$	37,345

Korean won equivalent				(Won)	43,806	(Won)	44,732

Convertible bonds (*2)	Dec. 20, 2002	—	Dec. 20, 2005	US$	16,000	US$	16,000
Long-term accrued interest					792		454

				US$	16,792	US$	16,454

Korean won equivalent				(Won)	19,276	(Won)	19,709

Convertible bonds (*3)	Mar. 26, 2003	—	Mar. 26, 2006	US$	39,000	US$	39,000
Add: redemption premium					2,664		2,664
Less: reconciliation for conversion rights					(2,294)		(3,407)

				US$	39,370	US$	38,257

Korean won equivalent				(Won)	45,193	(Won)	45,818

Convertible bonds (*4)	Jul. 10, 2003	—	Jul. 10, 2006	US$	1,000	US$	1,000
Add: redemption premium					63		63
Less: reconciliation for conversion rights					(59)		(82)

				US$	1,004	US$	981

				(Won)	1,152	(Won)	1,173

Total				(Won)	109,427	(Won)	111,432

(*1)	The unguaranteed privately placed bonds of US$ 36 million were issued to Lehman Brothers International Europe (“LBIE”) on September 27, 2002. The coupon rate on the bonds is zero whereas yield to maturity of 2.9245% was guaranteed if the bonds would not be converted. The conversion price is (Won) 7,313 per share (conversion-exchange rate applied was (Won) 1,201.4 : US$ 1), which might be adjusted due to additional stock issuances, stock dividends, and split or reverse split of shares. The number of shares available for conversion is 5,914,180 shares. The conversion rights are valid from one year after the issuance date to one month before the maturity date. The Company is obligated to issue new common shares upon the requests of the bondholders while the purchaser is obligated to hold the bonds or converted shares, if converted, until one and half year after the issuance date.

(*2)	The unguaranteed privately placed bonds of US$ 16 million were issued to LBIE on December 20, 2002. The coupon rate on the bonds is zero whereas yield to maturity of 2.7335% was guaranteed if the bonds would not be converted. The conversion price is (Won) 5,588 per share (conversion-exchange rate applied was (Won) 1,215.8 : US$ 1), which might be adjusted due to additional stock issuances, stock dividends, and split or reverse split of shares. The number of shares available for conversion is 3,481,173 shares. The conversion rights are valid from one year after the issuance date to one month before the maturity date. The Company is obligated to issue new common shares upon the requests of the bondholders while the purchaser is obligated to hold the bonds or converted shares, if converted, until one and a half year after the issuance date.

(*3)	The unguaranteed privately placed bonds of US$ 39 million were issued to LBIE on March 26, 2003. The coupon rate on the bonds is zero whereas yield to maturity of 2.215% was guaranteed if the bonds would not be converted. The conversion price is (Won) 5,380 per share (conversion-exchange rate applied was (Won) 1,194.9 : US$ 1), which might be adjusted due to additional stock issuances, stock dividends, and split or reverse split of shares. The number of shares available for conversion is 8,661,914 shares. The conversion rights are valid from one year after the issuance date to one month before the maturity date. The Company is obligated to issue new common shares upon the requests of the bondholders while the purchaser is obligated to hold the bonds or converted shares, if converted, until September 26, 2004.
(*4)	The unguaranteed privately placed bonds of US$ 1 million were issued to LBIE on July 10, 2003. The coupon rate on the bonds is zero whereas yield to maturity of 2.034% was guaranteed if the bonds would not be converted. The conversion price is (Won) 7,228 per share (conversion-exchange rate applied was (Won) 1,188.5 : US$ 1), which might be adjusted due to additional stock issuances, stock dividends, and split or reverse split of shares. The number of shares available for conversion is 164,429 shares. The conversion rights are valid from one year after the issuance date to one month before the maturity date. The Company is obligated to issue new common shares upon the requests of the bondholders while the purchaser is obligated to hold the bonds or converted shares, if converted, until January 10, 2005.

(3)	In connection with the debentures in foreign currencies listed above, the Company has entered into cross currency interest rate swaps with Woori Bank in order to hedge any risks involved with fluctuations in exchange rates and interest rates. As of September 30, 2004 and December 31, 2003, cross currency interest rate swap contracts are as follows (Unit: Korean won in millions, U.S. dollars in thousands, and Japanese yen in thousands):

	Contract date	Maturity date	Contracted amount				Interest rates and terms of payment
			Sep. 30, 2004		Dec. 31, 2003
Swap 1	Nov. 7, 2001	Nov. 2, 2004	US$	50,000	US$	50,000	Receipt: LIBOR (6 months) + 1.6%
				64,650		64,650	Payment: annual rate of 6.90% in every 3 months
Swap 2	Nov. 18, 2001	Nov. 2, 2004	US$	99,496	US$	99,496	Receipt: LIBOR (6 months) + 1.6%
				128,888		128,888	Payment: CD interest rate (3 months) + 1.5%

	Contract date	Maturity date	Contracted amount				Interest rates and terms of payment
			Sep. 30, 2004		Dec. 31, 2003
Swap 3	Jan. 28, 2002	Jan. 16, 2004		—	JPY	14,924,633	Receipt: annual rate of 1.74% in every 6 months
				—		147,754	Payment: CD interest rate (91 days) + 1.59%
Swap 4	Sep. 27, 2002	Sep. 27, 2005	US$	36,000	US$	36,000	Receipt: compound interest rate of 2.9245% (6 months)
				44,136		44,136	Payment: annual rate of 5%
Swap 5	Dec. 20, 2002	Dec. 20, 2005	US$	16,000	US$	16,000	Receipt: compound interest rate of 2.7335% (6 months)
				19,248		19,248	Payment: annual rate of 4.84%
Swap 6	Mar. 26, 2003	Mar. 26, 2006	US$	39,000	US$	39,000	Receipt: compound interest rate of 2.215% (6 months)
				48,633		48,633	Payment: annual rate of 3.04%
Swap 7	Jul. 9, 2003	Jul. 10, 2006	US$	1,000	US$	1,000	Receipt: compound interest rate of 2.034% (6 months)
				1,179		1,179	Payment: annual rate of 3.93%

Losses on valuation of swaps of (Won) 12,440 million (US$ 10,837 thousand) for the nine-month period ended September 30, 2004 and gains on valuation of (Won) 5,296 million (US$ 4,614 thousand) and losses on valuation of (Won) 12,082 million (US$ 10,525 thousand) for the nine-month period ended September 30, 2003, were recorded in connection with the above swap contracts.

10. ASSETS AND LIABILITIES IN FOREIGN CURRENCIES

Assets and liabilities denominated in foreign currencies of the Company as of September 30, 2004 and December 31, 2003 are summarized as follows:

	Foreign currencies				Korean won equivalent
	Sep. 30, 2004		Dec. 31, 2003		Sep. 30, 2004		Dec. 31, 2003
	(In thousands)				(In millions)
(Assets)
Currency swaps	JPY	—	JPY	1,470,444	(Won)	—	(Won)	16,463

(Liabilities)
Debentures in foreign currencies	US$	241,979	US$	241,796		277,767		289,624
”	JPY	—	JPY	14,998,437		—		167,922

	Foreign currencies				Korean won equivalent
	Sep. 30, 2004		Dec. 31, 2003		Sep. 30, 2004		Dec. 31, 2003
	(In thousands)				(In millions)
Long-term accrued interest payables	US$	2,954	US$	1,799		3,391		2,155
Redemption premium	US$	2,727	US$	2,727		3,130		3,258
Reconciliation for conversion rights	US$	(2,353)	US$	(3,489)		(2,701)		(4,179)
Accrued expenses	US$	904	US$	920		1,038		1,101
	JPY	—	JPY	54,611		—		611
Currency swaps	US$	26,865	US$	15,360		30,838		18,398

	US$	273,076	US$	259,113	(Won)	313,463	(Won)	478,890

	JPY	—	JPY	15,053,048

11. ACCRUED SEVERANCE BENEFITS

Employees and directors with more than one year of service are entitled to receive a lump-sum payment upon termination of their service with the Company. The accrued severance benefits that would be payable assuming all eligible employees and directors were to terminate amounted to (Won) 1,078 million (US$ 939 thousand) and (Won) 1,582 million (US$ 1,378 thousand) as of September 30, 2004 and December 31, 2003, respectively.

The details of changes in the accrued severance benefits for the nine-month period ended September 30, 2004 and the year ended December 31, 2003 are as follows:

	Korean won				US dollars (Note2)
	Nine months ended Sep. 30, 2004		Year ended Dec. 31, 2003		Nine months ended Sep. 30, 2004		Year ended Dec. 31, 2003
	(In millions)				(In thousands)
Beginning balance	(Won)	1,582	(Won)	968	US$	1,378	US$	844
Provision for severance benefits		63		625		55		544
Payment for severance benefits		(567)		(11)		(494)		(10)

Ending balance	(Won)	1,078	(Won)	1,582	US$	939	US$	1,378

The Company has purchased an employee retirement trust and made deposits at Woori Bank. As of September 30, 2004 and December 31, 2003, the deposits, amounting to (Won) 506 million (US$ 441 thousand) and (Won) 954 million (US$ 831 thousand), respectively, are presented as a deduction from accrued severance indemnities.

12. OTHER LIABILITIES

Other liabilities as of September 30, 2004 and December 31, 2003 are as follows:

	Korean won				US dollars (Note 2)
	Sep. 30, 2004		Dec. 31, 2003		Sep. 30, 2004		Dec. 31, 2003
	(In millions)				(In thousands)
Accrued severance benefits (Note 11)	(Won)	1,078	(Won)	1,582	US$	939	US$	1,378
Deposits with employee retirement trust (Note 11)		(506)		(954)		(441)		(831)
Other payables		103		508		90		443
Accrued expenses		9,297		9,016		8,099		7,854
Withholdings		87		188		76		164
Currency swaps (Notes 9 and 10)		30,838		18,398		26,865		16,028

	(Won)	40,897	(Won)	28,738	US$	35,628	US$	25,036

13.	SHAREHOLDERS’ EQUITY

(1)	The Company has 2,400,000,000 authorized shares of common stock with (Won) 5,000 par value, of which 784,076,172 shares [(Won) 3,920,381 million (US$ 3,415,264 thousand)] and 775,504,910 shares [(Won) 3,877,525 million (US$ 3,377,929 thousand)] are issued and outstanding as of September 30, 2004 and December 31, 2003, respectively.

(2)	The changes in the capital stock of the Company during the period from the incorporation to September 30, 2004 are as follows (Unit: Korean won in millions):

Date of issuance	Description	Number of shares issued	Capital stock		Paid-in capital in excess of par value
March 27, 2001	Establishment	727,458,609	(Won)	3,637,293	(Won)	—
June 12, 2002	Issuance of new shares	36,000,000		180,000		58,645
In 2002	Exercise of warrants	4,356,188		21,781		—

		767,814,797		3,839,074		58,645

In 2003	Exercise of warrants	7,690,113		38,451		(574)

		775,504,910	(Won)	3,877,525	(Won)	58,071

In 2004	Issuance of new shares(*1)	8,571,262		42,856		14,126

		784,076,172	(Won)	3,920,381	(Won)	72,197

(*1)	On June 18, 2004, the Company issued its new common shares to wholly own Woori Securities, one of its subsidiaries. Those new common shares were offered to exchange for 15,584,113 common shares of Woori Securities.

(3)	As of September 30, 2004 and December 31, 2003, other capital surplus is recorded for considerations for conversion rights relating to convertible bonds issued in 2003, of which details are as follows:

	Korean won		US dollars (Note 2)
	(in millions)		(in thousands)
Convertible bond in foreign currencies issued on March 26, 2003	(Won)	2,215	US$	1,930
Convertible bond issued on March 26, 2003		997		868
Convertible bond in foreign currencies issued on July 10, 2003		41		36

	(Won)	3,253	US$	2,834

(4)	Pursuant to the Financial Holding Company Act Article 53, legal reserves are appropriated at no less than one tenth of net income until reaching to an amount equal to the Company’s contributed capital, whenever dividends are declared.

(5)	The reconciliation between retained earnings before appropriations as of September 30, 2004 and December 31, 2003 is as follows:

	Korean won			US dollars (Note 2)
	(In millions)			(In thousands)
December 31, 2003		(Won)	223,945		US$	195,091
Appropriation
Dividends in cash	(77,550)			(67,558)
Transfer to legal reserve	(20,256)			(17,647)
Transfer to voluntary reserve	(120,000)		(217,806)	(104,539)		(189,744)

Decreases due to using the equity method of accounting for the nine months ended Sep. 30, 2004			(138,101)			(120,307)
Net income for the nine months ended Sep. 30, 2004			440,157			383,445

September 30, 2004		(Won)	308,195		US$	268,485

14. STOCK OPTIONS

(1)	On December 4, 2002, the Company granted stock options to 62 directors of the Company and its subsidiaries. The exercise price of 60 percent of the total number of stock options granted will be determined depending on the Korean banking industry stock index (at minimum (Won) 6,800 per share). In addition, for the remaining 40 percent of the total number of stock options granted, of which the exercise price is (Won) 6,800 per share, the number of stock options to be vested will be dependent on the Company’s management performance target levels; non-performing loans ratio, capital adequacy ratio and net income to total asset ratio by 15%, 15%, and 10%, respectively. The stock options are exercisable during a three-year period beginning after three years from the grant date. If the stock options are exercised, the Company has the option either to issue new shares or shares held as treasury stock, or to pay the difference between the market price and the exercise price in cash or with treasury stock.

(2)	The stock options (220,000 shares) granted to 9 directors of the Company and its subsidiaries, who subsequently retired, were cancelled by the resolutions of the Company’s board of directors in 2003 and for the nine-month period ended September 30, 2004.

(3)	The summary of stock options granted as of September 30, 2004 is summarized as follows:

Description	The Company	Subsidiaries	Total
Exercisable number of shares	440,000 shares	900,000 shares	1,340,000 shares
Type	Share issue or balance compensation	Share issue or balance compensation
Valuation method	Fair value approach	Fair value approach

(4)	The Company estimated stock option costs using the Black-Scholes Option Pricing Model and the details are summarized as follows:

Description	Application
Risk free rate	Yield (5.70%) of treasury bond, which has the same residual maturity as the expected exercise period, as of December 4, 2002
Expected exercising period	4.5 year (average holding period)
Expected dividend income ratio	0%
Expected lapse ratio	0%
Expected volatility of stock price	56.72%, that is the annualized standard deviation of expected stock investment yield based on the continuous compounded method
Exercise price	(Won) 6,800 per share
Fair value	(Won) 2,081 per share

(5)	The summary of stock option costs over the exercisable period is summarized as follows (Unit: Korean won in millions):

Description	The Company		Subsidiaries		Total
Total stock option costs	(Won)	916	(Won)	1,873	(Won)	2,789
Recorded in 2002, 2003 and the first three quarters of 2004		839		1,717		2,556
To be recorded thereafter		77		156		233

Each subsidiary is responsible for absorbing the respective stock option cost for its management. The subsidiaries recorded the related cost as stock compensation expense and other payables, and the Company recorded the same amount as other receivables and capital adjustments.

15. INCOME TAX EXPENSE

(1)	Differences between financial accounting income and taxable income for the nine-month period ended September 30, 2004 are as follows:

	Korean won		US dollars (Note 2)
	(In millions)		(In thousands)
Net income	(Won)	440,157	US$	383,445

Permanent differences
Additions:
Gain on valuation of investment securities		408,705		356,046
Deemed interest income		11,488		10,008
Other		1,309		1,140

		421,502		367,194
Deductions:
Dividend		(627,783)		(546,898)
Investment securities		(138,101)		(120,307)
Deferred tax income		(33,744)		(29,396)

		(799,628)		(696,601)

		(378,126)		(329,407)

Temporary differences
Additions:
Long-term accrued interest income		33,744		29,396
Investment securities		811,811		707,215
Other		36,670		31,945

		882,225		768,556
Deductions:
Investment securities		(947,847)		(825,723)
Other		(13,385)		(11,660)

		(961,232)		(837,383)

		(79,007)		(68,827)

Income after tax adjustments		(16,976)		(14,789)

Utilization of tax loss carryforwards		—		—

Taxable income	(Won)	—	US$	—

(2)	The changes in cumulative temporary differences and tax loss carryforwards for the nine-month period ended September 30, 2004 are as follows (Unit: Korean won in millions):

	Jan. 1, 2004 (*1)		Increase		Decrease		Sep. 30, 2004		Deferred tax assets (liabilities)(*2)
Investment securities	(Won)	(1,426,634)	(Won)	(947,847)	(Won)	(811,811)	(Won)	(1,562,670)	(Won)	(24,039)
Swap contracts		1,935		30,838		1,935		30,838		8,480
Accrued income		(461)		(484)		(461)		(484)		(133)
Accrued severance benefits		950		154		457		647		178
Depreciation		19		31		13		37		10

	Jan. 1, 2004 (*1)		Increase		Decrease		Sep. 30, 2004		Deferred tax assets (liabilities)(*2)
Accrued expenses	(Won)	2,200	(Won)	1,202	(Won)	2,200	(Won)	1,202	(Won)	330
Accounts receivable		(1,014)		(702)		—		(1,716)		(472)
Employee retirement deposits		(950)		(14)		(457)		(507)		(139)
Long-term accrued interest payables		2,154		1,236		—		3,390		932
Long-term accrued interest income		(30,232)		(7,451)		(33,744)		(3,939)		(1,083)
Premiums on debentures		5,572		—		128		5,444		1,497
Adjustment of conversion rights		(6,688)		—		(2,290)		(4,398)		(1,210)

		(1,453,149)		(923,037)		(844,030)		(1,532,156)		(15,649)
Tax loss carry forwards		197,308		—		—		197,308		54,260

	(Won)	(1,255,841)	(Won)	(923,037)	(Won)	(844,030)	(Won)	(1,334,848)	(Won)	38,611

(*1)	Reflected the additional adjustment based on the reported tax returns.
(*2)	The Company did not recognize deferred tax assets due to the uncertainty of its future realization.

(3)	Remaining tax loss carryforwards and their expirations are as follows (Unit: Korean won in millions):

Year incurred	Amount		Utilized		Remaining		Expiration
2001	(Won)	25,588	(Won)	—	(Won)	25,588	Dec. 31, 2006
2002		14,205		—		14,205	Dec. 31, 2007
2003 (*1)		157,515		—		157,515	Dec. 31, 2008
2004		16,976		—		16,976	Sep. 30, 2009

	(Won)	214,284	(Won)	—	(Won)	214,284

(*1)	Reflected the additional adjustment based on the reported tax returns.

(4)	For the nine months ended September 30, 2004, there is no income tax expense reflected in the statement of income as there is no tax currently payable under the Corporate Tax Act and there are no changes in net deferred tax assets or liabilities.

16. STATEMENTS OF CASH FLOWS

For the nine-month periods ended September 30, 2004 and 2003, the transactions without cash flows are as follows:

	Korean won				US dollars (Note 2)
Transactions	2004		2003		2004		2003
	(In millions)				(In thousands)
Increase in capital adjustments due to valuation of investment securities	(Won)	408,705	(Won)	384,695	US$	356,046	US$	335,129
Decrease in retained earnings due to valuation of investment securities		(138,101)		(9,712)		(120,307)		(8,461)
Increase in investment securities and capital		55,999		—		48,784		—
Increase in other receivables and stock options		702		866		612		754
Increase in conversion rights		—		3,253		—		2,834

17. GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses for the three-month and nine-month periods ended September 30, 2004 and 2003 are summarized as follows:

	Korean won
	2004				2003
	Three-month		Nine-month		Three-month		Nine-month
	(In millions)
Salaries, wages and bonuses	(Won)	1,748	(Won)	5,661	(Won)	1,805	(Won)	5,166
Provision for severance benefits		38		63		20		287
Fringe benefits		114		521		84		323
Rent		579		1,719		577		1,746
Expenditure for business purpose		93		301		91		348
Depreciation		39		125		35		105
Amortization on intangible assets		5		14		3		10
Taxes and dues		17		43		17		60
Advertising		93		1,970		967		6,234
Travel		19		52		62		169
Telecommunications		11		45		13		50
Service fees		958		1,916		621		1,191
Suppliers		27		82		27		76
Stock compensation (Note 14)		114		343		117		351
Other		444		1,269		310		982

	(Won)	4,299	(Won)	14,124	(Won)	4,749	(Won)	17,098

	US dollar (Note 2)
	2004				2003
	Three-month		Nine-month		Three-month		Nine-month
	(In thousands)
Salaries, wages and bonuses	US$	1,523	US$	4,932	US$	1,572	US$	4,500
Provision for severance benefits		33		55		17		250
Fringe benefits		99		454		73		281
Rent		504		1,498		503		1,521
Expenditure for business purpose		81		262		79		303
Depreciation		34		109		30		91
Amortization on intangible assets		4		12		3		9
Taxes and dues		15		37		15		52
Advertising		81		1,716		842		5,431
Travel		17		45		54		147
Telecommunications		10		39		11		44
Service fees		835		1,669		541		1,038
Suppliers		24		72		24		66
Stock compensation (Note 14)		99		299		102		306
Other		386		1,106		271		856

	US$	3,745	US$	12,305	US$	4,137	US$	14,895

18.	FINANCIAL INFORMATION OF SUBSIDIARIES

(1)	The condensed balance sheets of subsidiaries as of September 30, 2004 are as follows (Unit: Korean won in millions):

Company	Total assets		Total liabilities		Total stockholders’ equity (capital deficiency)
Woori Bank	(Won)	111,717,885	(Won)	105,363,525	(Won)	6,354,360

Kyongnam Bank		11,530,623		10,948,146		582,477
Kwangju Bank		9,272,166		8,854,978		417,188
Woori Finance Information System		299,549		290,213		9,336
Woori F&I		209,880		163,143		46,737
Woori Second Asset Securitization Specialty		26,240		34,547		(8,307)
Woori Third Asset Securitization Specialty		44,102		88,054		(43,952)
Woori Investment Trust Management		35,401		510		34,891
Woori Securities		768,412		405,225		363,187

	(Won)	133,904,258	(Won)	126,148,341	(Won)	7,755,917

(2)	The condensed statements of operations of subsidiaries for the nine-month period ended September 30, 2004 are as follows (Unit: Korean won in millions):

Company	Operating revenue		Operating expense		Net operating income (loss)		Ordinary income (loss)		Net income (loss)
Woori Bank	(Won)	7,212,014	(Won)	6,438,234	(Won)	773,780	(Won)	969,207	(Won)	850,442

Kyongnam Bank		575,804		475,818		99,986		83,693		83,070
Kwangju Bank		438,707		375,126		63,581		78,294		67,829
Woori Credit Card (*1)		220,798		609,694		(388,896)		(465,879)		(465,879)
Woori Finance Information System		216,399		215,129		1,270		2,637		1,633
Woori F&I		16,802		13,531		3,271		10,064		5,468
Woori Second Asset Securitization Specialty		11,924		6,363		5,561		5,521		5,521
Woori Third Asset Securitization Specialty		64		2,300		(2,236)		(2,240)		(2,240)
Woori Investment Trust Management		4,309		3,875		434		3,380		2,313
Woori Securities		134,191		138,209		(4,018)		(11,103)		(11,828)

	(Won)	8,831,012	(Won)	8,278,279	(Won)	552,733	(Won)	673,574	(Won)	536,329

(*1)	The condensed statement of operations of Woori Credit Card was prepared for the three-month period ended March 31, 2004 prior to the merger into Woori Bank.

(3)	Major debt and assets of the Company and its subsidiaries as of September 30, 2004 are summarized as follows (Unit: Korean won in millions):

1)	Major debt

Company	Deposits		Borrowings		Debentures		Total
Woori Finance Holdings	(Won)	—	(Won)	120,000	(Won)	2,548,129	(Won)	2,668,129

Woori Bank		76,888,719		8,796,487		10,732,956		96,418,162
Kyongnam Bank		8,603,290		1,708,939		210,000		10,522,229
Kwangju Bank		6,608,125		1,634,163		250,000		8,492,288
Woori Finance Information System		—		210,000		—		210,000
Woori F&I		—		158,700		—		158,700
Woori Second Asset Securitization Specialty		—		100		—		100
Woori Third Asset Securitization Specialty		—		27,790		—		27,790
Woori Securities		183,052		9,552		—		192,604

	(Won)	92,283,186	(Won)	12,665,731	(Won)	13,741,085	(Won)	118,690,002

2)	Major assets

Company	Cash and due from banks		Securities		Loans		Total
Woori Finance Holdings	(Won)	719,328	(Won)	8,000,257	(Won)	231,726	(Won)	8,951,311

Woori Bank		5,778,545		20,692,182		77,065,337		103,536,064
Kyongnam Bank		747,283		3,294,655		7,004,964		11,046,902
Kwangju Bank		401,016		2,808,597		5,612,767		8,822,380
Woori Finance Information System		3,515		519		—		4,034
Woori F&I		51,012		45,058		110,429		206,499
Woori Second Asset Securitization Specialty		25,187		232		—		25,419
Woori Third Asset Securitization Specialty		1,208		42,867		—		44,075
Woori Investment Trust Management		29,021		338		—		29,359
Woori Securities		212,527		237,623		27,020		477,170

Total	(Won)	7,968,642	(Won)	35,122,328	(Won)	90,052,243	(Won)	133,143,213

(4)	Allowances for possible loan losses of each subsidiary as of September 30, 2004 are summarized as follows (Unit: Korean won in millions):

Company	Loans subject to allowance for possible loan losses		Allowance		Percentage of allowance to loans (%)
Woori Bank	(Won)	78,989,241	(Won)	1,923,904	2.44

Kyongnam Bank		7,120,615		115,651	1.62
Kwangju Bank		5,702,109		89,342	1.57
Woori F&I		110,984		555	0.50
Woori Securities		34,493		7,473	21.67

Total	(Won)	91,957,442	(Won)	2,136,925	2.32

Allowances for possible loan losses of each subsidiary as of December 31, 2003 are summarized as follows (Unit: Korean won in millions):

Company	Loans subject to allowance for possible loan losses		Allowance		Percentage of allowance to loans (%)
Woori Bank	(Won)	74,343,819	(Won)	1,550,988	2.09

Kyongnam Bank		6,550,115		103,556	1.58
Kwangju Bank		5,409,972		72,042	1.33
Woori Credit Card		1,809,395		379,651	20.98

Company	Loans subject to allowance for possible loan losses		Allowance		Percentage of allowance to loans (%)
Woori F&I		115,237		501	0.43

Woori Second Asset Securitization Specialty	(Won)	17,980	(Won)	11,675	64.93
Woori Third Asset Securitization Specialty		445		19	4.27
Woori Securities		59,582		21,034	35.30

Total	(Won)	88,306,545	(Won)	2,139,466	2.42

19.	CONTRIBUTIONS TO NET INCOME BY SUBSIDIARIES:

Contributions to net income of the Company by subsidiaries after elimination of unrealized inter-companies incomes or losses for the nine-month period ended September 30, 2004 are as follows:

Company	Korean won		US dollars (Note 2)		Ratio (%)
	(In millions)		(In thousands)
Woori Bank	(Won)	840,777	US$	732,448	155.9
Kyongnam Bank		82,723		72,065	15.4
Kwangju Bank		67,015		58,381	12.4
Woori Credit Card		(466,410)		(406,316)	(86.5)
Woori Finance Information System		1,070		932	0.2
Woori F&I		5,464		4,760	1.0
Woori Second Asset Securitization Specialty		5,521		4,810	1.1
Woori Third Asset Securitization Specialty		(2,240)		(1,951)	(0.4)
Woori Investment Trust Management		2,313		2,015	0.4
Woori Securities		2,910		2,534	0.5

Gain on valuation using the equity method		539,143		469,678	100.0

Other income		44,985		39,189
Other expenses		(143,971)		(125,422)

Net income	(Won)	440,157	US$	383,445

20. TRANSACTIONS AND ACCOUNT BALANCES WITH RELATED PARTIES:

(1)	Account balances with the subsidiaries as of September 30, 2004 and December 31, 2003 are as follows:

		Korean won				US dollars (Note 2)
		Sep. 30, 2004		Dec. 31, 2003		Sep. 30, 2004		Dec. 31, 2003		Account
		(In millions)				(In thousands)
Assets	Woori Bank	(Won)	669,436	(Won)	322,145	US$	583,183	US$	280,639	Cash and bank deposits
			—		600,000		—		522,693	Loans
	”		4,153		3,846		3,618		3,350	Guarantee deposits
	”		1,116		652		972		568	Other receivables
	”		352		28,379		307		24,723	Accrued income
	”		—		16,463		—		14,342	Currency swaps (assets)
	Kyongnam Bank		29,728		16,204		25,898		14,116	Cash and bank deposits
	”		27		14		23		12	Accrued income
	Kwangju Bank		20,164		11,236		17,566		9,788	Cash and bank deposits
	”		50,000		50,000		43,558		43,558	Loans
	”		3,947		2,253		3,438		1,963	Accrued income
	Woori Credit Card		—		8		—		7	Other receivables
	Woori Finance Information System		30,000		30,000		26,135		26,135	Loans
	”		172		101		150		88	Other receivables
	”		366		363		319		316	Accrued income
	Woori F&I		125,000		126,850		108,895		110,507	Loans
	Woori Second Asset Securitization Specialty		100		100		87		87	Loans
	”		2		2		2		2	Accrued income
	Woori Third Asset Securitization Specialty		27,790		27,790		24,209		24,209	Loans
	”		459		459		400		400	Accrued income
	Woori Investment Trust Management		67		39		58		34	Other receivables
	Woori Credit Information		153		90		133		78	Other receivables
	Woori CA Asset Management		210		124		183		108	Other receivables
	Principal guaranteed trust accounts of Woori Bank		506		954		441		831	Deposits with employee retirement trust

		Korean won				US dollars (Note 2)
		Sep. 30, 2004		Dec. 31, 2003		Sep. 30, 2004		Dec. 31, 2003		Account
		(In millions)				(In thousands)
	”		23		—		20		—	Accrued income

Total		(Won)	963,771	(Won)	1,238,072	US$	839,595	US$	1,078,554

Liabilities	Woori Bank	(Won)	39	(Won)	—	US$	34	US$	—	Other payables
	”		30,838		18,398		26,865		16,028	Currency swaps (liabilities)
	Woori Credit Card		—		93		—		81	Other payables
	Woori Finance Information System		383		—		333		—	Accrued expense

Total		(Won)	31,260	(Won)	18,491	US$	27,232	US$	16,109

(2)	Transactions with the subsidiaries for the nine-month periods ended September 30, 2004 and 2003 are as follows:

		Korean won				US dollars (Note 2)
		2004		2003		2004		2003		Account
		(In millions)				(In thousands)
Revenues	Woori Bank	(Won)	6,346	(Won)	3,102	US$	5,528	US$	2,702	Interest income
	”		5,762		17,976		5,020		15,660	Interest income
	”		—		5,296		—		4,614	Gain on valuation of swap contracts
	Kyongnam Bank		587		377		511		328	Interest income
	Kwangju Bank		413		305		360		266	Interest income
	”		1,689		1,683		1,471		1,466	Interest income
	Woori Credit Card		—		3,163		—		2,755	Interest income
	Woori Finance Informat-ion System		1,647		9,968		1,435		8,684	Interest income
	Woori F&I		6,881		5,408		5,995		4,711	Interest income
	Woori First Asset Securitization Specialty		—		9,190		—		8,006	Interest income
	Woori Second Asset Securitization Specialty		6		1,120		5		976	Interest income
	Woori Third Asset Securitization Specialty		1,626		1,992		1,416		1,735	Interest income
	Principal guaranteed trust accounts of Woori Bank		32		—		28		—	Interest income

Total			24,989		59,580		21,769		51,903

Expenses	Woori Bank		12,440		12,082		10,837		10,525	Loss on valuation of swap contracts
	”		1,504		1,488		1,310		1,296	Rent

		Korean won				US dollars (Note 2)
		2004		2003		2004		2003		Account
		(In millions)				(In thousands)
	Woori Finance Information System		623		259		543		226	Other administrative expenses
	”		1,254		—		1,092		—	Fee expenses

Total		(Won)	15,821	(Won)	13,829	US$	13,782	US$	12,047

(3)	Repurchase of the transferred credit card subscriber base

Kwangju Bank sold its credit card subscriber base to WCC on February 28, 2003. However, due to WCC’s merger into Woori Bank in the first quarter of 2004, Kwangju Bank repurchased such credit card subscriber base including the related card assets and liabilities from WCC on March 29, 2004. The consideration for the transaction was (Won) 72.8 billion (US$ 63.4 million) and no gain or loss was recorded in connection.

21. EARNINGS PER COMMON SHARE:

(1)	Basic ordinary income (loss) per common share and basic net income (loss) per common share for the three-month and nine-month periods ended September 30, 2004 and 2003 are as follows:

	Korean won
	2004				2003
	Three-month		Nine-month		Three-month		Nine-month
	(In millions, except for income per share data)
Net income (loss) on common shares	(Won)	259,682	(Won)	440,157	(Won)	(137,411)	(Won)	370,091
Extraordinary gain (loss)		—		—		—		—
Income tax effect on extraordinary gain (loss)		—		—		—		—

Ordinary income (loss) on common shares	(Won)	259,682	(Won)	440,157	(Won)	(137,411)	(Won)	370,091

Weighted average number of common shares outstanding (in shares)		784,076,172		778,789,518		775,504,910		770,449,840

Basic ordinary income (loss) per common shares	(Won)	331	(Won)	565	(Won)	(177)	(Won)	480

Basic net income (loss) per common shares	(Won)	331	(Won)	565	(Won)	(177)	(Won)	480

	US dollars (Note2)
	2004				2003
	Three-month		Nine-month		Three-month		Nine-month
	(In thousands, except for income per share data)
Net income (loss) on common shares	US$	226,224	US$	383,445	US$	(119,706)	US$	322,407
Extraordinary gain (loss)		—		—		—		—
Income tax effect on extraordinary gain (loss)		—		—		—		—

Ordinary income (loss) on common shares	US$	226,224	US$	383,445	US$	(119,706)	US$	322,407

Weighted average number of common shares outstanding (in shares)		784,076,172		778,789,518		775,504,910		770,449,840
Basic ordinary income (loss) per common shares	US$	0.289	US$	0.492	US$	(0.154)	US$	0.418

Basic net income (loss) per common shares	US$	0.289	US$	0.492	US$	(0.154)	US$	0.418

Basic net income per common share was (Won) 262 (US$ 0.228) for the year ended December 31, 2003. Basic net loss per common share was (Won) 195 (US$ 0.170) for the three months ended March 31, 2004 and basic net income for the three months ended June 30, 2004 was (Won) 427 (US$ 0.372). Basic net income per common share were (Won) 237 (US$ 0.206) and (Won) 424 (US$ 0.369) for the three months ended March 31, 2003 and June 30, 2003, respectively. The ordinary income (loss) per share for such periods were the same as the basic net income (loss) per share.

(2)	Diluted ordinary income (loss) per common share and diluted net income (loss) per common share for the three-month and nine-month periods ended September 30, 2004 and 2003 are as follows:

	Korean won
	2004				2003
	Three-month		Nine-month		Three-month		Nine-month
	(In millions, except for income per share data)
Diluted net income (loss) on common shares	(Won)	261,367	(Won)	446,679	(Won)	(137,411)	(Won)	372,296
Extraordinary gain (loss)		—		—		—		—
Income tax effect on extraordinary gain (loss)		—		—		—		—

Diluted ordinary income (loss) on common shares	(Won)	261,367	(Won)	446,679	(Won)	(137,411)	(Won)	372,296

Weighted average number of common and dilutive common shares outstanding (in shares)		807,355,340		800,728,686		775,504,910		795,662,969

Diluted ordinary income (loss) per common shares	(Won)	324	(Won)	558	(Won)	(177)	(Won)	468

Diluted net income (loss) per common shares	(Won)	324	(Won)	558	(Won)	(177)	(Won)	468

	US dollars (Note2)
	2004				2003
	Three-month		Nine-month		Three-month		Nine-month
	(In thousands, except for income per share data)
Diluted net income (loss) on common shares	US$	227,691	US$	389,127	US$	(119,706)	US$	324,328
Extraordinary gain (loss)		—		—		—		—
Income tax effect on extraordinary gain (loss)		—		—		—		—

Diluted ordinary income (loss) on common shares	US$	227,691	US$	389,127	US$	(119,706)	US$	324,328

Weighted average number of common and dilutive common shares outstanding (in shares)		807,355,340		800,728,686		775,504,910		795,662,969

Diluted ordinary income (loss)per common shares	US$	0.282	US$	0.486	US$	(0.154)	US$	0.408

Diluted net income (loss) per common shares	US$	0.282	US$	0.486	US$	(0.154)	US$	0.408

Diluted basic net income per common share was(Won) 261 (US$ 0.227) for the year ended December 31, 2003. Diluted basic net loss per common share was (Won) 188 (US$ 0.164) for the three months ended March 31, 2004 and diluted basic net income for three months ended June 30, 2004 was (Won) 420 (US$ 0.366). Diluted basic net income per common share were (Won) 234 (US$ 0.204) and (Won) 413 (US$ 0.360) for the three months ended March 31, 2003 and June 30, 2003, respectively. The diluted ordinary income (loss) per share for such periods were the same as the basic net income (loss) per share.

(3)	All common stock equivalents as of September 30, 2004 are as follows (Unit: Korean won in millions and US dollars in thousands):

Item	Face value		Exercise period	Common stock to be issued (shares)	Remarks
Convertible bonds	US$	36,000	Sep. 28, 2003 ~ Aug. 27, 2005	5,914,180	Using exchange rate of (Won)1,201.4, convert 1 share at (Won)7,313
Convertible bonds	US$	16,000	Dec. 21, 2003 ~ Nov. 20, 2005	3,481,173	Using exchange rate of (Won)1,215.8, convert 1 share at (Won)5,588
Convertible bonds	(Won)	20,000	Mar. 27, 2004 ~ Feb. 26, 2006	3,717,472	Convert 1share at (Won)5,380

Item	Face value		Exercise period	Common stock to be issued (shares)	Remarks
Convertible bonds	US$	39,000	Mar. 27, 2004 ~ Feb. 26, 2006	8,661,914	Using exchange rate of (Won)1,194.9, concert 1 shares at (Won)5,380
Convertible bonds	US$	1,000	Jul. 10, 2004 ~ Jun. 10, 2006	164,429	Using exchange rate of (Won)1,188.5, concert 1 shares at (Won)7,228
Stock options		—	Dec. 5, 2005 ~ Dec. 4, 2008	1,340,000	(Note 14)

22. INSURANCE

As of September 30, 2004, the Company has insurance for liability of reparation of directors with LG Insurance Co., Ltd.. The insurance coverage is (Won) 20,000 million (US$ 17,423 thousand).

23. CREDITS TO SK NETWORKS CO., LTD.

As of September 30, 2004, Woori Bank has loans receivable from and payment guarantees for SK Networks Co., Ltd. (formerly known as “SK Global”) and its overseas subsidiaries (collectively referred to as “SK Networks”) in the total amount of (Won) 184.1 billion (US$ 160.4 million) and available-for-sale securities in the total amount of (Won) 94.9 billion (US$ 82.7 million). In connection therewith, Woori Bank provided (Won) 33.7 billion (US$ 29.4 million) as allowances for credit losses as of September 30, 2004. However, Woori Bank’s actual loss on SK Networks credit may differ from the current estimate.

24. CREDITS TO LG CARD CO., LTD.

Woori Bank, Kyongnam Bank and Kwangju Bank, subsidiaries of the Company, have loans receivable, equity securities and debt securities from LG Card Co., Ltd. (LG Card) in the total amount of (Won) 194.0 billion (US$ 169.0 million), (Won) 351.8 billion (US$ 306.5 million) and (Won) 239.4 billion (US$ 208.6 million), respectively as of September 30, 2004. In connection therewith, the banks provided (Won) 368.1 billion (US$ 320.7 million) as allowances for credit losses and cumulative impairment losses on securities and recorded (Won) 69.5 billion (US$ 60.5 million) of gains on valuation of available-for-sale securities on capital adjustments. In addition, Woori Bank recorded (Won) 51.0 billion (US$ 44.4 million) in the related losses on trust management of trust accounts, for which repayment of principal or interest is guaranteed by Woori Bank, in 2003 and for the nine-month period ended September 30, 2004. Such trust accounts have Commercial Paper (CP) in total amount of (Won) 69.7 billion (US$ 60.7 million) as of September 30, 2004. However, the Company’s bank subsidiaries’ actual losses on LG Card credit may differ from the current estimate.

25. WOORI BANK’S MERGER WITH WOORI CREDIT CARD

Woori Bank, a subsidiary of the Company, merged with WCC, a subsidiary of the Company, on March 31, 2004. Woori Bank took over substantially all of the assets and liabilities of WCC by exchanging one common share of WCC with 0.3581 share of Woori Bank and (Won) 330,394 million (US$ 287,825 thousand) of the difference between (Won) 657,339 million (US$ 572,645 thousand) of net assets acquired from WCC and (Won) 326,945 million (US$ 284,820 thousand) of consideration for the merger was recorded as capital surplus of Woori Bank. As a result, the number of issued common shares of Woori Bank increased from 570.6 million to 636.0 million and contributed capital of Woori Bank increased from (Won) 2,852.8 billion (US$ 2,485.2 million) to (Won) 3,179.8 billion (US$ 2,770.1 million).

26. ACQUISITION OF WOORI SECURITIES’ STOCK

On June 18, 2004, the Company issued 8.6 million new common shares and exchanged them for 15.6 million common shares of Woori Securities, a subsidiary of the Company, in order to wholly own the subsidiary. As a result, the number of issued common shares of the Company increased from 775.5 million to 784.1 million and contributed capital of the Company increased from (Won) 3,877.5 billion (US$ 3,377.9 million) to (Won) 3,920.4 billion (US$ 3,415.3 million).

27. RESOLUTION OF ACQUISITION OF LG INVESTMENT & SECURITIES CO., LTD.

On September 15, 2004, the Company made a resolution to acquire 25,877,487 shares of LG Investment & Securities Co., Ltd.’s common stock, 21.2% of ownership interest, for (Won) 297.6 billion (US$ 259.3 million) and on September 23, 2004, the Company has entered into a purchase agreement with LG Card Co., Ltd., which currently owns those common shares of LG Investment & Securities Co., Ltd., and paid a deposit of (Won) 29.8 billion (US$ 25.9 million).

28. AGREEMENT ON THE IMPLEMENTATION OF A MANAGEMENT IMPROVEMENT PLAN

Since December 30, 2000, the Company’s three subsidiaries, Woori Bank, Kyongnam Bank, and Kwangju Bank and the KDIC have entered into agreements for the implementation of management improvement plans for the banks. Under the agreements, the three subsidiaries are obligated to sell non-performing loans and fixed assets, close certain branches and subsidiaries, improve financial ratios including the capital adequacy ratio, and reinforce their risk management systems. If the three subsidiaries fail to implement the agreements, the KDIC may command for the three subsidiaries to increase or decrease their capital, pursue mergers, assign contracts such as loans and deposits, or close or sell parts of their business operations.

Since July 2, 2001, the Company and the KDIC have entered into an agreement whereby the Company would integrate the Company’s above subsidiaries, Woori Bank, Kyongnam Bank, and Kwangju Bank, and improve the performance of the subsidiaries. The agreement stipulates that the Company should build a governance and management structure plan, implement a short-term business improvement strategy, enhance subsidiaries’ competitiveness, expedite privatization, meet the financial ratio targets, and dispose of business units in case of failure to carry out the agreement.

In order to implement the agreements of above three subsidiaries with the KDIC, on July 2, 2001, the Company and its three subsidiaries entered into agreements for the implementation of the management improvement for the three subsidiaries. Pursuant to the agreements, the three subsidiaries should meet management goals given by the Company, consult with the Company about material business decisions before execution, and prepare and implement a detailed business plan in conformity with the Company’s business strategies. If the three subsidiaries fail to implement the management improvement plan, the Company may order the three subsidiaries to limit sales of the specific financial products, investments in fixed assets, promotion of new business or new equity investment, or to close or merge their branch operations and subsidiaries.

29. ECONOMIC UNCERTAINTIES

The economic environment in the Republic of Korea continues to be volatile. In addition, the Korean government and the private sector continue to implement structural reforms to historical business practices, including corporate governance. The Company may be either directly or indirectly affected by these economic conditions and the reform program described above. The accompanying financial statements reflect management’s assessment of the impact to date of the economic environment on the financial position and results of operations of the Company. Actual results may differ materially from management’s current assessment.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Finance Holdings Co., Ltd.
(Registrant)

Date: November 12, 2004	By:	/s/ Young Sun Kim
(Signature)

	Name:	Young Sun Kim

	Title:	Director